Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MUNICH-AMERICAN HOLDING CORPORATION,

MONUMENT CORPORATION

and

THE MIDLAND COMPANY

Dated as of October 16, 2007

ARTICLE I

THE MERGER

i

(continued)

(continued)

(continued)

TABLE OF DEFINED TERMS

Page

Acquisition Proposal	43
Affiliate	58
Agreement	1
agreement of merger	10
Alternative Acquisition Agreement	42
Articles of Incorporation	9
ASAP	5
beneficial owner	58
beneficially owned	59
Book-Entry Shares	3
Business Day	59
Capitalization Date	9
Certificate	3
Certificate of Merger	2
Change of Board Recommendation	42
Closing	2
Closing Date	2
Code	6
Code of Regulations	9
Company	1
Company Agency Subsidiaries	9
Company Board	1
Company Board Recommendation	11
Company Common Stock	1
Company Disclosure Schedule	8
Company Employees	16
Company Group	21
Company Insurance Subsidiaries	9
Company Material Adverse Effect	59
Company Option	4
Company Plans	16
Company Preferred Stock	9
Company Reinsurance Agreements	27
Company SAP Statements	14
Company SEC Reports	13
Company Securities	10
Company Shareholders’ Meeting	50
Company Shipping Subsidiaries	31
Company Stock Plans	4
Confidentiality Agreement	40
Consent	11
Contract	11
control	59
controlled	59
controlled by	59
Current Employees	44
December 31 Balance Sheet	15
Director Performance Share Equivalent	5
Dissenting Shares	3
DOJ	47
DOL	17
Effective Time	2
employee benefit plan	16
Environmental Laws	24
Environmental Permits	25
ERISA	16
ERISA Affiliate	17
ESPP	5
ESSAP	5
Exchange Act	11
Exchange Fund	6
Financial Advisor	27
Financial Statements	13
Finite Insurance Agreement	29
Foreign Antitrust Laws	11
FTC	47
GAAP	59
Governmental Entity	11
HSR Act	11
Indemnified Parties	45
Indemnified Party	45
Initial End Date	54
Insurance Laws	12
Intellectual Property	23
IRS	17
Jones Act	47
Jones Act Operator	47
knowledge	60
Law	11
Leased Real Property	20
Liens	8
Maritime Contracts	31
Material Contract	25
Materials of Environmental Concern	25
Merger	1
Merger Consideration	1
Merger Sub	1
Merger Sub Common Stock	3

v

TABLE OF DEFINED TERMS

(continued)

Page

Merger Sub Material Adverse Effect	32
Munich Parent	1
New Contract	26
Non-Employee Directors Plan	5
Notice Period	42
ORC	2
Outside Date	54
Owned Real Property	19
owns beneficially	59
Parent	1
Parent Common Group	21
Parent Disclosure Schedule	32
Paying Agent	5
PBGC	17
Performance-Based Award	4
Permits	13
Permitted Liens	20
Person	60
Proceeding	16
Proxy Statement	23
Release	25
Representatives	39
Requisite Shareholder Approval	10
Restricted Share	4
SAP	60
SEC	11
Section 1701.85	3
Securities Act	13
Share	1
Special Committee	1
Subsidiary	60
Subsidiary Securities	8
Superior Proposal	43
Surviving Corporation	2
Takeover Laws	27
Tax	22
Termination Expenses	56
under common control with	59
USRPHC	21
Vessels	30
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 16, 2007, by and among Munich-American Holding Corporation, a Delaware corporation (“Parent”), Monument Corporation, an Ohio corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and The Midland Company, an Ohio corporation (the “Company”).

WHEREAS, it is proposed that Merger Sub will merge with and into the Company (the “Merger”) and each share (a “Share”) of the common stock, without par value, of the Company (“Company Common Stock”) that is issued and outstanding immediately prior to the Merger, other than Shares held by the Company or Parent or any direct or indirect Subsidiary of the Company or of Parent immediately prior to the Effective Time, and other than the Dissenting Shares (as defined in Section 1.6(d)), will thereupon be cancelled and converted into the right to receive cash in an amount equal to $65.00 per Share, without interest (the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and Merger Sub are entering into a Voting Agreement with certain significant shareholders of the Company (the “Voting Agreement”) pursuant to which each of those shareholders has agreed, upon the terms and subject to the conditions thereof, to vote all shares of the Company owned by such shareholder in accordance with the terms of the Voting Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the recommendation of a special committee of independent directors (the “Special Committee”) thereof has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders;

WHEREAS, in furtherance thereof, (i) the Company Board, acting upon the recommendation of the Special Committee, and the Board of Directors of Merger Sub have approved this Agreement and the Merger and (ii) the management board of Munchener Ruckversicherungs-Gesellschaft, the parent company of Parent (“Munich Parent”), has authorized the Merger, each on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1. The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Ohio Revised Code (the “ORC”), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the ORC, including Section 1701.82.

SECTION 1.2. Effective Time; Closing. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, in such form as is required by, and executed in accordance with, the relevant provisions of, the ORC (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Ohio in accordance with the relevant provisions of the ORC (the time of such filing with the Secretary of State of the State of Ohio (or such later time as may be agreed by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”). The closing of the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, located at One Liberty Plaza, New York, New York, at 10 a.m., New York City time, on the third Business Day after the satisfaction or waiver of the conditions set forth in Article V (other than those conditions that are to be satisfied only at the Closing), or at such other time, date and location as the parties hereto agree in writing (the actual date and time at which the Closing occurs, the “Closing Date”).

SECTION 1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and Section 1701.82 of the ORC.

SECTION 1.4. Articles of Incorporation and Code of Regulations. At the Effective Time, the articles of incorporation of the Company shall be amended and restated in their entirety to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the ORC and as provided in such articles of incorporation; provided, however, that at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is The Midland Company.” At the Effective Time, the code of regulations of the Company shall be amended and restated in its entirety to be identical to the code of regulations of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the ORC and as provided in such code of regulations.

SECTION 1.5. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly appointed or until their earlier death, resignation or removal.

SECTION 1.6. Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Shares, the following shall occur:

(a) Company Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than any (i) Shares to be canceled pursuant to Section 1.6(b) and (ii) Dissenting Shares, will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Merger Consideration upon surrender of the certificate representing such Share in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and bond or indemnity, if required, in the manner provided in Section 1.10). At the Effective Time, such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Shares (a “Certificate”) and each holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(b) Cancellation of Treasury and Parent Owned Stock. Each Share held by the Company or Parent or any direct or indirect Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or the payment of any consideration therefor.

(c) Capital Stock of Merger Sub. Each share of common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation, which shares of common stock shall constitute the only outstanding capital stock of the Surviving Corporation.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 1701.85 of the ORC (“Section 1701.85”) shall not be converted into the right to receive the Merger Consideration as provided in Section 1.6(a), but instead such holder shall be entitled to payment of the fair value of such Shares in accordance with, and only to the extent required by, the provisions of Section 1701.85. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Shares in accordance with the provisions of Section 1701.85. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 1701.85, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 1701.85 shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 1.6(a). The Company shall notify Parent of any demands for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the ORC received by the Company, and Parent shall have the right and opportunity reasonably to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Adjustments. Notwithstanding the applicable restrictions contained in Section 4.1, if at any time between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of Shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar event, the Merger Consideration shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or similar event.

SECTION 1.7. Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, the right to receive shares of Company Common Stock pursuant to the exercise of any stock options (each, a “Company Option”) granted pursuant to the Company stock plans listed in Section 1.7(a) of the Company Disclosure Schedule (the “Company Stock Plans”) that are outstanding immediately prior to the Effective Time, whether or not vested, shall be converted into the right to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Effective Time), a cash payment from Parent or the Surviving Corporation equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company Option, multiplied by (ii) the number of shares covered by such Company Option, less any required withholding Taxes.

(b) Restricted Stock. At the Effective Time, each outstanding Share of restricted stock granted under the Company Stock Plans, vested or unvested (each a “Restricted Share”), shall as of the Effective Time become fully vested and free of any forfeiture restriction and converted into the right to receive from Parent or the Surviving Corporation, as soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Effective Time), an amount in cash equal to the Merger Consideration, plus any declared and unpaid dividends, less any required withholding Taxes.

(c) Performance-Based Awards. At the Effective Time, the right to receive shares of Company Common Stock or cash in respect of outstanding performance-based awards under the Company Stock Plans (each, a “Performance-Based Award”), whether or not vested, shall be cancelled and shall only entitle the holder of such Performance-Based Award to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Effective Time), a cash payment from Parent or the Surviving Corporation equal to (i) the number of shares issuable pursuant to the Performance-Based Award calculated at 154% of the “target level” for 2007 and calculated at 100% of the “target level” for 2008 and 2009, multiplied by (ii) the per share Merger Consideration, less any required withholding Taxes.

(d) Director Performance Share Equivalents. Immediately prior to the Effective Time, the Company shall make such additional contributions to the account of each non-employee director under the Company’s Non-Employee Director Deferred Compensation Plan (the “Non-Employee Directors Plan”) as are described in Section 11 of the Non-Employee Directors’ Plan. At the Effective Time, and after giving effect to the preceding sentence, each Company Common Share equivalent contained in each non-employee director’s deferred compensation account (each a “Director Performance Share Equivalent”) under the Non-Employee Directors’ Plan shall as of the Effective Time entitle the beneficiary thereto to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash equal to (i) the total number of Director Performance Share Equivalents, multiplied by (ii) the Merger Consideration, less any required withholding Taxes.

(e) ESPP. The Company shall take all actions necessary so that the Purchase Period (as that term is defined in the Company’s 2000 Associate Discount Stock Purchase Plan (the “ESPP”)) which ends on November 30, 2007 is the last Purchase Period under the ESPP. No further elections to purchase Shares may be made on or after the date hereof under the ESPP.

(f) ESSAP. The Company shall take all actions necessary so that no further awards shall be made on or after the date hereof under the Company’s 2006 Employee Stock Service Award Plan (the “ESSAP”).

(g) ASAP. The Company shall take all actions necessary so that no further Accounting Periods (as that term is defined in the Company’s Agent Stock Acquisition Program (the “ASAP”)) shall begin on or after the date hereof under the ASAP. No further elections to purchase Shares may be made on or after the date hereof under the ASAP.

(h) Further Actions. The Company shall take all steps reasonably necessary, including, after consultation with Parent, making any plan amendments, for the sole purpose of implementing the foregoing provisions of this Section 1.7.

SECTION 1.8. Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) to act as the Paying Agent (the “Paying Agent”) in the Merger and shall enter into an agreement with the Paying Agent reasonably satisfactory to the Company.

(b) Parent to Provide Merger Consideration. At or prior to the Effective Time, Parent shall, or shall cause the Merger Sub to, deposit in trust with the Paying Agent, for payment in accordance with this Article I, the aggregate consideration to which the holders of Shares are entitled pursuant to this Article I. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund”.

(c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of Book-Entry Shares or of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon actual delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of Certificates or Book-Entry Shares for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the amount of cash (after taking into account all Certificates and Book-Entry Shares surrendered by such holder) to which such holder is entitled pursuant to Section 1.6(a) and the Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the Merger Consideration payable upon the surrender of any Certificate or Book-Entry Share.

(d) Transfers of Ownership. If payment of the Merger Consideration is to be made to a Person other than a Person in whose name in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the payment thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 1.8, each Certificate or Book-Entry Share (other than Certificates and Book-Entry Shares representing Dissenting Shares and Certificates and Book-Entry Shares representing any Shares to be canceled pursuant to Section 1.6(b)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without any interest thereon.

(e) Withholding. Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares or other securities such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis, provided that no such investment or loss thereon shall affect the amounts payable to the Company’s shareholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to the Company’s shareholders pursuant to this Article I shall promptly be paid to Parent.

(g) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates nine months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any holders of the Certificates or Book-Entry Shares who have not surrendered such Certificates or Book-Entry Shares in compliance with this Section 1.8 shall after such delivery to Parent look only to Parent for the Merger Consideration pursuant to Section 1.6(a), with respect to the Shares formerly represented thereby. If any Certificate or Book-Entry Share shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding anything to the contrary in this Section 1.8, neither Parent, Merger Sub, the Company, the Paying Agent nor the Surviving Corporation shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 1.9. No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

SECTION 1.10. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to Section 1.6(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver such customary indemnities or bonds which the Paying Agent, Parent or the Surviving Corporation may reasonably require.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to and as qualified by items (i) disclosed in the Company SEC Reports filed with the SEC between January 1, 2005 and the date of this Agreement (excluding disclosures in any such Company SEC Report under the heading “Risk Factors” or any disclaimers made in such Company SEC Reports as to the use of forward-looking or predictive statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995) or (ii) set forth in the disclosure schedule (the “Company Disclosure Schedule”)

delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (it being agreed that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent the applicability of such matter is reasonably apparent on the face of the disclosure contained in the Company Disclosure Schedule with respect to such matter), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 2.1. Organization and Qualification; Subsidiaries. (a) The Company is a duly organized and validly existing corporation in good standing under the Laws of its jurisdiction of incorporation, with all corporate power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted. Each of the Company’s Subsidiaries is a duly organized and validly existing corporation or other entity in good standing (where applicable) under the Laws of its jurisdiction of incorporation or organization, with all corporate or other entity power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted, and each of the Company and each of its Subsidiaries is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties and assets owned, leased or operated or the nature of the business transacted by it makes such qualification necessary, except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b) (i) Section 2.1(b) of the Company Disclosure Schedule sets forth a list of each Subsidiary of the Company and the state or jurisdiction of its incorporation or organization. The Company, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of all the equity and voting interests of each Subsidiary of the Company (collectively, “Subsidiary Securities”), free and clear of all security interests, liens, claims, pledges, agreements, mortgages, deeds of trust, hypothecations, encumbrances, title retention agreements, licenses, occupancy agreements, easements, encroachments, voting trust agreements, options, rights of first offer, negotiation or refusal, proxies, liens with respect to Taxes, limitations in voting rights, charges, adverse claims or other encumbrances of any nature whatsoever, including such liens as may arise under any written or oral contract, agreement, instrument, obligation, offer, commitment, arrangement or understanding (“Liens”), including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such Subsidiary Securities, except immaterial Liens (if any) relating to the shares of Subsidiaries (provided that no shares of any Subsidiary are pledged to secure indebtedness for money borrowed of the Company or any other Person).

(ii) Neither the Company nor any of its Subsidiaries owns, directly or indirectly, beneficially or of record, any interest in any Person other than the Company’s Subsidiaries and other than investments in accordance with the Company’s investment guidelines. Except as disclosed in Section 2.1(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Subsidiary Securities).

(c) The Company has disclosed to Parent the name of each of the Company’s Subsidiaries that is an insurance company (collectively, the “Company Insurance Subsidiaries”) or an insurance agency (collectively, the “Company Agency Subsidiaries”) and the states in which the Company, the Company Insurance Subsidiaries and the Company Agency Subsidiaries are domiciled or, as applicable, “commercially domiciled” for insurance regulatory purposes. Neither the Company nor any of its Subsidiaries has been notified by any Governmental Entity that the Company or any of its Subsidiaries is or has been a “commercially domiciled insurer” under the laws of any jurisdiction or is or has been otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization or incorporation.

SECTION 2.2. Articles of Incorporation and Code of Regulations. The Company has delivered or made available to Parent: (i) a true and correct copy of the articles of incorporation and code of regulations of the Company, each as amended to date (respectively, the “Articles of Incorporation” and “Code of Regulations”) and (ii) the articles of incorporation and code of regulations, or like organizational documents, each as amended to date, of each of its Subsidiaries. The Articles of Incorporation and Code of Regulations are in full force and effect, and the Company is not in violation of any of the provisions of the Articles of Incorporation or the Code of Regulations.

SECTION 2.3. Capitalization. (a) The authorized capital stock of the Company consists of (i) 40,000,000 Shares and (ii) 1,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”).

(b) At the close of business on October 12, 2007: (the “Capitalization Date”): (i) 19,392,257 Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights; (ii) an aggregate of 1,664,230 Shares were reserved for issuance upon or otherwise deliverable in connection with the grant of equity-based awards (as described in Section 1.7) or the exercise of outstanding Company Options issued pursuant to the Company Stock Plans; (iii) no shares of Company Preferred Stock were outstanding; (iv) 3,614,039 Shares and no shares of Company Preferred Stock were held in the treasury of the Company; and (v) no Shares were held by any of the Company’s Subsidiaries. From the close of business on the Capitalization Date through the date of this Agreement, no options or other rights to acquire Shares or shares of Company Preferred Stock have been granted and no Shares or shares of Company Preferred Stock have been issued or sold from treasury, except for Shares issued pursuant to the exercise of Company Options in accordance with their terms or rights and other than are expressly permitted by Section 1.7. Section 2.3(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, each Company Option, Restricted Share, Performance-Based Award, Company Common Stock equivalents deliverable under the Non-Employee Directors Plan or other equity-based award outstanding under any Company Stock Plan, the number of Shares issuable thereunder, and the exercise or conversion price.

(c) All outstanding shares of capital stock of the Company and each of its Subsidiaries were duly authorized, validly issued, fully paid and non-assessable and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the ORC, the Articles of Incorporation and Code of Regulations or the Subsidiary Charter Documents or any Contract to which the Company or any of its Subsidiaries is or was a party or otherwise bound. Except as set forth in clauses (a) and (b) of this Section 2.3 and for the Company’s obligations under this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities (including any bonds, debentures, notes or other obligations which have the right to vote or which are convertible into, or exercisable or exchangeable for, securities having the right to vote with the shareholders of the Company or any of its Subsidiaries on any matter) of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (C) options or other rights to acquire from the Company, or any obligation of the Company or any of its Subsidiaries, contingently or otherwise, to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or equity interests in the Company (collectively, “Company Securities”); (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities and no proxies, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or is bound with respect to the Company Securities; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to any Company Securities to which the Company or any of its Subsidiaries is a party or is bound.

SECTION 2.4. Authority. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions so contemplated other than adoption of the “agreement of merger” (as such term is used in Section 1701.78 of the ORC) contained in this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares (the “Requisite Shareholder Approval”), and the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the ORC. This Agreement has been duly and validly executed and delivered by the Company and, assuming receipt of the Requisite Shareholder Approval and the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting enforcement of creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(b) At a meeting duly called and held, the Company Board, acting upon and in accordance with the unanimous recommendation of the Special Committee, has (i) determined that the Merger and the other transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby in accordance with the ORC, and (iii) unanimously resolved (subject to Section 4.3) to recommend adoption of this Agreement by its shareholders (the “Company Board Recommendation”).

SECTION 2.5. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not, (i) conflict with or violate the Articles of Incorporation or Code of Regulations, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any federal, state, local or foreign statute, law, ordinance, rule, regulation, order, judgment, decree, writ, injunction, directive, principle of common law, constitution, treaty, arbitration award, listing standard or legal requirement or any interpretation thereof (“Law”), any Permit (as hereinafter defined) or any Nasdaq rule or regulation applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or require the consent of any Person under, or (B) result in the loss of a material benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence, or consents not obtained (disregarding consents with respect to agreements with Bell & Clements), which would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to (any of the foregoing being a “Consent”), any federal, state, local or foreign governmental or regulatory (including stock exchange) authority, agency, court, commission, or other governmental authority or instrumentality, arbitral tribunal, or industry self-regulatory organization (each, a “Governmental Entity”), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement with the Securities and Exchange Commission (“SEC”)), and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), (iii) the applicable requirements of Nasdaq, (iv) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the ORC, (v) approvals of or filings with insurance regulatory authorities under all applicable Laws regulating the business of insurance (collectively, “Insurance Laws”) as set forth in Section 2.5(b) of the Company Disclosure Schedule, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 2.6. Compliance With Law.

(a) The business and operations of the Company and the Company’s Subsidiaries are, and have been, conducted in compliance with all applicable Laws, except for such non-compliance as would not constitute, individually or in the aggregate, a Company Material Adverse Effect. Without limitation of the foregoing, the Company and each of its Subsidiaries is and has been marketing, selling and issuing insurance products in compliance with all applicable Laws and all applicable orders and directives of all insurance regulatory authorities, and all market conduct recommendations resulting from market conduct or other examinations of insurance regulatory authorities in the respective jurisdictions in which such products have been marketed, issued or sold, including in compliance with applicable Laws relating to (i) the disclosure of the nature of insurance products as policies of insurance, (ii) insurance product projections, (iii) the underwriting, marketing, sale and issuance of, or refusal to sell, any insurance product to insureds or potential insureds of any race, color, creed, national origin or other legally protected status and (iv) “replacement” or anti-churning restrictions in each case, except for such non-compliance that would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b) There is no pending or, to the knowledge of the Company, threatened proceeding to which the Company or a Subsidiary of the Company is subject before any Governmental Entity or other Person regarding whether any of the Subsidiaries has violated any applicable Laws, nor is there any pending or, to the knowledge of the Company, threatened investigation by any Governmental Entity with respect to possible material violations of any applicable Laws, except for such violations or possible violations that would not constitute, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available for inspection by Parent complete copies of all material registrations, filings and submissions (other than routine filings, such as for approval of policy forms and rates) made since January 1, 2004 (including financial and market conduct examination reports) by the Company or any of the Company’s Subsidiaries with any Governmental Entity and any reports of examinations relating to the Company or any of the Company’s Subsidiaries conducted by any Governmental Entity since January 1, 2004, together with all material related correspondence (including responses by or on behalf of the Company and the Company’s Subsidiaries), except as such disclosure may be prohibited by applicable Law. Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (x) since January 1, 2002, the Company and the Company’s Subsidiaries have filed all financial statements and reports, statements, documents, registrations, filings or submissions required to be filed by such entity with any Governmental Entity, (y) all such reports, registrations, filings and submissions are in compliance (and complied at the relevant time) with applicable Law and (z) no deficiencies have been asserted by any such Governmental Entity since January 1, 2002 with respect to any reports, statements, documents, registrations, filings or submissions required to be filed with respect to the Company or the Company’s Subsidiaries with any Governmental Entity that have not been remedied.

(c) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have all registrations, variances, orders, approvals, authorizations, franchises, grants, easements, consents, certificates, applications, licenses (including insurance licenses), exemptions, permits and other regulatory authorizations (“Permits”) from all Governmental Entities required to conduct their respective businesses, to own and operate the real property owned and leased by each of them and to own, charter, lease and operate the Vessels, and (ii) are in compliance with all such Permits.

(d) No suspension, cancellation or non-renewal of any material Permit is pending or, to the knowledge of the Company, threatened. The Company and its Subsidiaries are not in violation or breach of, or default under, any Permit, except where such violation, breach or default would not constitute, individually or in the aggregate, a Company Material Adverse Effect. No event or condition has occurred or exists which would result in a violation or breach of, or a default or loss of a benefit under, or acceleration of an obligation of the Company or any of the Company’s Subsidiaries under, any Permit (in each case, with or without notice or lapse of time or both), except where such violation, breach, default, loss of benefit or acceleration would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company and its Subsidiaries are and at all times since January 1, 1997, have each been a “citizen of the United States” within the meaning of Section 2 of the Shipping Act, 1916, as amended, for the purposes of owning and operating vessels in the United States coastwise trade.

SECTION 2.7. SEC Filings; Financial Statements. (a) The Company has filed or furnished or otherwise transmitted all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed, furnished or transmitted by it with or to the SEC since January 1, 2005 (such documents filed since January 1, 2005, the “Company SEC Reports”). As of their respective dates, each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the audited and unaudited consolidated financial statements (including the related notes thereto) of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports, as amended or supplemented prior to the date of this Agreement (collectively, the “Financial Statements”), comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in accordance with GAAP the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of operations, cash flows and changes in shareholders’ equity for the periods indicated therein (subject, in the case of unaudited financial statements, to normal and recurring year-end audit adjustments which are not, individually or in the aggregate, material in amount or significance, in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). To the knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review or investigation by the SEC and there are no unresolved SEC comments with respect to any of such documents.

(c) As used herein, the term “Company SAP Statements” means all annual and quarterly statutory statements, together with all exhibits, interrogatories, notes and schedules thereto and any actuarial opinions, affirmations or certifications or other supporting documents required in connection therewith, of each of the Company’s Subsidiaries as filed with the applicable insurance regulatory authorities in their respective jurisdictions of incorporation for the years ended December 31, 2006, 2005 and 2004 and the quarterly periods ended March 31, 2007 and June 30, 2007. Each of the Company’s Subsidiaries has filed or submitted all Company SAP Statements required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority, except for such failures to file that would not constitute, individually or in the aggregate, a Company Material Adverse Effect. The Company SAP Statements have each been delivered to Parent prior to the date hereof and were prepared in all material respects in accordance with SAP consistently applied for the periods covered thereby (except as may be indicated in the notes thereto), and the Company SAP Statements present fairly, in all material respects, the statutory financial position of such Subsidiaries of the Company as at the respective dates thereof and the results of operations of such Subsidiaries of the Company for the respective periods then ended. No material weakness has been asserted with respect to any Company SAP Statements filed prior to the date hereof by any Governmental Entity that has not been cured, waived or otherwise resolved to the satisfaction of such Governmental Entity, except for those deficiencies that would not constitute, individually or in the aggregate, a Company Material Adverse Effect. The statutory balance sheets and income statements included in the Company SAP Statements have been audited by the Company’s independent auditors, and the Company has delivered or made available to Parent true and complete copies of all audit opinions related thereto for periods beginning on or after January 1, 2004. Except as indicated therein, all assets that are reflected as admitted assets on the Company SAP Statements comply in all material respects with all applicable Laws with respect to admitted assets. There are no permitted practices utilized by the Company or its Subsidiaries in the preparation of the Company SAP Statements.

(d) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section 2.7(d). The Company has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that (i) was effective as of December 31, 2005 and (ii) with respect to subsequent periods was designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and such system of internal control over financial reporting is effective. To the knowledge of the Company, the Company has not identified any material weaknesses in its system of internal control over financial reporting and has no reason to believe that its officers will not be in a position to furnish the certifications and attestations required pursuant to the rules and regulations of the SEC under the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time frames specified by the SEC’s rules and forms (and such disclosure controls and procedures are effective) and (ii) has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has delivered to Parent a summary of any such disclosure made by the management of the Company since January 1, 2002. Since December 31, 2005, any material change in internal control over financial reporting required to be disclosed in any Company SEC Report has been so disclosed.

(e) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, that would constitute, individually or in the aggregate, a Company Material Adverse Effect, other than liabilities, obligations or contingencies (i) reflected or reserved against on the December 31 Balance Sheet or in the notes thereto or (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2006 (none of which, individually or in the aggregate, would constitute, or could reasonably be expected to constitute, a Company Material Adverse Effect). The “December 31 Balance Sheet” means the consolidated balance sheet of the Company dated as of December 31, 2006 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC prior to the date hereof.

SECTION 2.8. Absence of Certain Changes or Events.

(a) Since December 31, 2006, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action since December 31, 2006 that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 4.1(a), (b), (c) (other than quarterly dividends heretofore paid in 2007), (d), (j), (k), (l) or (u).

(b) Since December 31, 2006, there has not been (and there is not) any change, condition, event, occurrence, fact, effect or development that has had, or, to the knowledge of the Company, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 2.9. Absence of Litigation. There is no claim, litigation, action, suit, proceeding, arbitration, mediation or investigation (whether judicial, arbitral, administrative or other, whether at law or in equity) (each, a “Proceeding”) before any Governmental Entity pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries or any properties or assets of the Company or any of its Subsidiaries, other than any such Proceeding (i) that is ordinary course claims litigation related to policies or contracts of insurance written by any Company Insurance Subsidiary seeking benefits thereunder or (ii) that are not reasonably likely to constitute, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company or any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity, except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding before any federal, state, local or foreign court in connection with his or her status as an officer or director of the Company or any of its Subsidiaries, and to the knowledge of the Company, since January 1, 2005 no such Proceeding has been threatened. Section 2.9 of the Company Disclosure Schedule sets forth an accurate and complete list of each Proceeding before any federal, state, local or foreign court resolved or settled since January 1, 2006 and requiring payment by the Company or any of its Subsidiaries in excess of $250,000 or involving the imposition on the Company or any of its Subsidiaries of injunctive or other non-monetary relief.

SECTION 2.10. Employee Benefit Plans. (a) Section 2.10(a) of the Company Disclosure Schedule contains a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material written employment, bonus, vacation, stock option, stock purchase, restricted stock or other equity-based, incentive, deferred compensation, profit sharing, savings, retirement, retiree medical or life insurance, supplemental retirement, severance, fringe benefit, retention, change of control or other benefit plans, programs, agreements, contracts, policies or arrangements contributed to, sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, as of the date hereof for the benefit of any current, former or retired employee, officer, consultant, agent, independent contractor or director of the Company or its Affiliates (collectively, the “Company Employees”) (such plans, programs, policies, agreements and arrangements, including the Company Stock Plans, collectively, “Company Plans”).

(b) With respect to each Company Plan, the Company has provided or made available to Parent a current, accurate and complete copy of (i) such Company Plan, if written, or a description of such Company Plan if not written and (ii) to the extent applicable, with respect to Company Plans sponsored or maintained by the Company, (A) any related trust agreement or other funding instrument, (B) the most recent determination letter received from the Internal Revenue Service (the “IRS”) for each Company Plan that is intended to be qualified under Section 401(a) of the Code, (C) the most recent summary plan description and any summaries of any material modification of such Company Plan, (D) all prospectuses prepared in connection with any such Company Plan, (E) all material written communications received from the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”) or the Department of Labor (the “DOL”) or other applicable Governmental Entity, (F) all amendments and modifications to any such document, and (G) the most recent (1) Form 5500 with all attachments required to have been filed with the IRS or the DOL or any similar report filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Company Plan, and all schedules thereto, (2) interim financial statements, (3) audited financial statements, (4) actuarial valuation reports, if any, and (5) employee handbooks currently in effect.

(c) Each Company Plan has been established, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable laws, rules and regulations.

(d) Section 2.10(d) of the Company Disclosure Schedule lists all (i) pension plans (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA and (ii) single employer pension plans (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any of its Subsidiaries or any other Person that, together with the Company or any of its Subsidiaries, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company, an “ERISA Affiliate”) would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA, each with respect to which the Company or any of its Subsidiaries maintains, contributes to or has any liability.

(e) None of the Company, its Subsidiaries, or any ERISA Affiliate contributes to, or has contributed to, a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

(f) Since January 1, 2004, no Company Plan that is subject to Section 401(a) of the Code has been completely or partially terminated. To the knowledge of the Company, none of the Company Plans has been the subject of a reportable event (as defined in Section 4043 of ERISA) as to which a notice would be required (without regard to regulatory monetary thresholds) to be filed with the PBGC. To the knowledge of the Company, the Company or its ERISA Affiliates has paid in full all insurance premiums due to the PBGC with regard to the Company Plans for all applicable periods ending on or before the Effective Time.

(g) As of the date hereof, no Proceedings before a Governmental Entity (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened with respect to any Company Plan that would reasonably be expected to result in any material liability to the Company.

(h) Each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS and, to the knowledge of the Company, no event has occurred and no condition exists which would adversely affect such favorable determination.

(i) Neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Plan or any trust or loan related to any of those plans or agreements that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company to amend or terminate any Company Plan.

(j) There have been no non-exempt “prohibited transactions,” as described in Section 4975 of the Code or Title I, Subtitle B of ERISA, involving any Company Plan which would reasonably be expected to give rise to any tax imposed by Section 4975 of the Code on the Company or any of its Subsidiaries.

(k) All Company Plans may be amended or terminated without material liability. Except pursuant to a Company Plan, no written or oral representations have been made to any present or former employee, consultant or director of the Company or its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of any material medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except pursuant to Part 6 of Subtitle B of Title 1 of ERISA or Section 4980B of the Code).

(l) No external investigation of the timing of option grants has been undertaken, nor is the Company aware of any facts which would result in such an investigation. The results of any internal investigation of the timing of option grants undertaken by the Company have not identified any problem with respect to the timing of the option grants.

SECTION 2.11. Labor and Employment Matters. (a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement or any labor union contract, nor, to the knowledge of the Company, are there any activities or proceedings including but not limited to a demand for recognition or certification, whether before the National Labor Relations Board or any other labor relations tribunal or authority, of any labor union or group of employees to organize any employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization. Since December 31, 2006, there has not been any, and there is no pending or, to the knowledge of the Company, threatened, labor strike, walkout, work stoppage, lockout, slow-down or other material labor dispute with respect to employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has to its knowledge engaged in any unfair labor practice. No grievance or arbitration demand or proceeding, or unfair labor practice charge, complaint or proceeding before the National Labor Relations Board or any similar state or local labor agency or any other labor relations tribunal or authority, whether or not filed pursuant to a collective bargaining agreement, has been filed, is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries that could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(b) The Company is in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including Laws relating to non-discrimination in employment, disability, labor relations, terms and conditions of employment, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, collective bargaining, occupational safety and health, family and medical leave, notification, employee terminations and collection and payment of withholding or payroll Taxes and similar Taxes, including, to the extent applicable, but not limited to, the Civil Rights Act of 1964, ERISA, the Equal Pay Act, the National Labor Relations Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, the Uniformed Services Employment and Reemployment Rights

Act, the Family Medical Leave Act, all material applicable requirements of the Occupational Safety and Health Act of 1970 and any and all similar applicable state and local laws. Except as would not constitute a Company Material Adverse Effect, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings before any Governmental Entity pending or, to the knowledge of the Company, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any Law included in this subparagraph (b) or related regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

SECTION 2.12. Insurance. Section 2.12 of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and was in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due thereon have been paid and (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy. No notice of cancellation or termination of any such policy has been given to the Company or any of its Subsidiaries.

SECTION 2.13. Properties. Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company: (i) has good and marketable title to all of its owned real property (the “Owned Real Property”) and all tangible personal property reflected in the latest balance sheet included in the Company SEC Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), in each case free and clear of all Liens, except (A) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (B) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (C) other statutory liens securing payments not yet due, (D) such imperfections or irregularities of title, claims, liens, charges, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and, in each case, as do not constitute and cannot reasonably be expected to constitute a Company Material Adverse Effect and (E) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the December 31 Balance Sheet or the June 30, 2007 balance sheet ((A)-(E), “Permitted Liens”); and (ii) is the lessee of all leasehold estates reflected in the December 31 Balance Sheet or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business) (“Leased Real Property”) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the Company’s knowledge, the lessor.

SECTION 2.14. Tax Matters.

(a) The Company and its Subsidiaries have timely filed all material Tax returns required to be filed by applicable Law. All such returns are true, correct and complete in all material respects and accurately set forth all items required to be reflected or included in such returns by applicable Tax Laws. The Company and each of its Subsidiaries have timely paid all material Taxes that were due and payable within the time and manner prescribed by applicable Tax Law.

(b) The Company has made adequate provisions in accordance with GAAP, appropriately and consistently applied, in the Financial Statements for the payment of all Taxes for which the Company may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed.

(c) All federal, state, local and foreign Tax returns of the Company and its Subsidiaries have been audited and settled, or are closed to assessment, for all years through 2003. There is no claim, audit, action, suit, proceeding or investigation now in process, pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries for any alleged deficiency in Taxes, and neither the Company nor its Subsidiaries have received any written notice of any threatened or proposed reassessments, audits, deficiencies or investigation with respect to any liability of the Company or its Subsidiaries for Taxes.

(d) There are no agreements in effect to extend the period of limitations for the assessment or collection of any Tax for which the Company or any of its Subsidiaries may be liable, and no closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state or local Law is in effect.

(e) The Company and its Subsidiaries have withheld all material amounts required to have been withheld by them in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Tax authority or set aside in accounts for such purpose. The Company and its Subsidiaries have reported such withheld amounts, as required under Law.

(f) Except in connection with its acquisition of Southern Pioneer Life Insurance Company in 2007, the Company is the common parent of an affiliated group (as such term is defined under Section 1504(a) of the Code) that includes all of its Subsidiaries as members that has elected to file a consolidated United States federal income Tax return (the “Company Group”). None of the Company or its Subsidiaries has or will have as of the Effective Time any liability for a material amount of Taxes of any Person (other than the Company or its Subsidiaries) as a transferee or successor, by contract or applicable Tax law or otherwise. No claim that remains unresolved has been made by any authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(g) There are no Liens with respect to Taxes (other than Permitted Liens) on any of the assets or properties of the Company or any of its Subsidiaries.

(h) None of the Company or any of its Subsidiaries has (i) entered into any transaction for which there is a “deferred intercompany gain” (within the meaning of Treasury Regulation Section 1.1502-13) equal to or greater than $5,000,000 as of the date hereof or (ii) an “excess loss account” less than $5,000,000 in respect of the stock of any of its Subsidiaries that is a member of the United States affiliated group (as that term is defined under Section 1504(a) of the Code and other similar provisions of state or local law) that includes the Company as a common parent (“Parent Common Group”) pursuant to Treasury Regulation Section 1.1502-19.

(i) None of the Company or any of its Subsidiaries have made, are required to make or have agreed to make, or have received notice from a Governmental Entity that proposes or threatens that it is required to make, any change in method of accounting previously used by it in its most recently filed income or franchise Tax return that has been provided to Parent prior to date hereof, which change in method would require an adjustment in income pursuant to Section 481(a) of the Code (or any similar provision under the laws of any other jurisdiction) on any income or franchise Tax returns to be filed by the Company or its Subsidiaries after the Effective Time; and there is no application pending with any Governmental Authority requesting permission by the Company or its Subsidiaries to make any change in any accounting method.

(j) None of the Company, any of its Subsidiaries or any predecessors of the Company or any of its Subsidiaries by merger or consolidation has since January 1, 2005 been a party to a transaction intended to qualify under Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries is a United States Real Property Holding Corporation (“USRPHC”) within the meaning of Section 897 of the Code, and neither the Company nor any of its Subsidiaries was a USRPHC on any “determination date” (as defined in §1.897-2(c) of the United States Treasury Regulations promulgated under the Code) that occurred during the five years before the Closing Date.

(l) Neither the Company nor any of its Subsidiaries has engaged in a transaction that is reportable within the meaning of Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(m) Tax reserves have been computed and maintained in the manner required under sections 807, 832, 954 and 846 of the Code by the Company and its Subsidiaries.

(n) Each of the Company and its Subsidiaries that issues, assumes, modifies, exchanges, administers, markets, reinsures or sells life insurance policies and other products intended to qualify as life insurance products satisfies the definition of a “life insurance company” for purposes of the Code.

For purposes of this Agreement, “Tax” shall mean all taxes, charges, fees, levies, imposts, duties, and other assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, escheat, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, retaliatory, commercial activity, margin, single business, business, recording, real property, personal property, federal highway use, commercial rent, environmental (including taxes under Section 59A of the Code), or windfall profit tax, custom, duty, amounts paid under a closing agreement as such term is defined pursuant to Section 7121 of the Code, charges levied in connection with guaranty fund or risk pool participation or other tax, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof imposed by any country, any state, county, provincial or local government or subdivision or agency thereof.

(o) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) all contracts issued, assumed, modified, exchanged, administered, marketed or sold by the Company or its Subsidiaries which are subject to Sections 101(f) or 7702 of the Code or which predate Sections 101(f) or 7702 of the Code qualify (and have qualified since issuance) as “life insurance” for Tax purposes (including, without limitation, the investor control and insurable interest rules), (ii) with respect to all such life insurance contracts, no separate accounts are maintained by the Company or any of its Subsidiaries that are required to be diversified pursuant to Section 817(h) of the Code, (iii) no life insurance contract issued, assumed, modified, exchanged or sold by the Company’s Subsidiaries is a “modified endowment contract” within the meaning of Section 7702A of the Code, and (iv) all life insurance contracts marketed or administered by the Company or its Subsidiaries are marketed and administered in compliance with the relevant provisions of the Code.

(p) Neither the Company nor any of its Subsidiaries has issued, assumed, modified, exchanged, administered, marketed or sold any annuities or similar type products that were intended to be taxed as “annuities” for U.S. federal income tax purposes, or any life insurance contracts (or similar tax-favored products) marketed as, or in connection with, plans that are intended to qualify under sections 401, 403, 408 or 457 of the Code.

SECTION 2.15. Proxy Statement. The letter to shareholders, notice of meeting, proxy statement and form of proxy that will be provided to shareholders of the Company in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith (collectively, and as may be amended from time to time, the “Proxy Statement”) will not, at the time the Proxy Statement is filed with the SEC, at the time it is first mailed to shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent, Merger Sub or any Affiliate of Parent or Merger Sub or any of their directors, officers, employees, agents, financial advisors or other representatives in writing specifically for inclusion in the Proxy Statement. The Proxy Statement will, at the time the Proxy Statement is first mailed, at the time any amendment or supplement thereto is filed with the SEC, and at the time of the Company Shareholders’ Meeting, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

SECTION 2.16. Intellectual Property.

(a) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own, free and clear of all Liens other than Permitted Liens, or are licensed or otherwise possess sufficient rights to use such rights as it has in and to all Intellectual Property currently used in connection with the business of the Company or any of its Subsidiaries or owned or held for use by the Company or any of its Subsidiaries and (ii) the use of Intellectual Property by the Company and its Subsidiaries does not constitute an infringement or misappropriation of any valid third party Intellectual Property right in existence as of the date of this Agreement. During the past two years, no written claim has been asserted, or to the knowledge of the Company threatened, against the Company or its Subsidiaries and no outstanding material claim asserted at any time is unsettled or unresolved concerning the ownership, validity, registerability, enforceability, infringement, dilution, misappropriation, use or licensed right to use any Intellectual Property. To the knowledge of the Company, (x) no person is violating any Intellectual Property owned by the Company except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect and (y) all Intellectual Property that has been licensed by the Company or any of its Subsidiaries is being used substantially in accordance with the applicable license pursuant to which the Company or such Subsidiaries acquired the right to use such Intellectual Property. As used herein, “Intellectual Property” means, collectively, all United States and foreign (A) trademarks, service marks, Internet domain names, trade dress, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) inventions and discoveries, whether or not patentable, and invention disclosures; (C) patents, registrations, and applications therefor; (D) trade secrets, confidential information and know-how, including processes, methods, schematics, business methods, formulae, drawings, prototypes, models and designs; and (E) software, source codes, object codes, copyrightable works, copyrighted works and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

(b) The Company and its Subsidiaries have established and are in compliance with commercially reasonable security programs that are designed to protect (i) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate and (ii) the security, confidentiality and integrity of all confidential or proprietary data except, in each case, which individually or in the aggregate, would not constitute a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has suffered a material security breach with respect to their data or systems, and neither the Company nor any of its Subsidiaries has notified consumers or employees of any information security breach related to the information of such consumers or employees. The Company and its Subsidiaries are in compliance in all material respects with their security policies and privacy policies.

SECTION 2.17. Environmental Matters. (a) Except for matters that would not constitute, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each Subsidiary of the Company is, and has been since January 1, 2004, in compliance with all Environmental Permits and applicable Environmental Laws and (ii) the Company and each Subsidiary of the Company possess and have possessed since January 1, 2004 all Environmental Permits that are required to own and conduct the business of the Company and each Subsidiary of the Company as it is currently owned and conducted; (iii) there has been no Release of any Material of Environmental Concern by the Company or any of its

Subsidiaries or, to the knowledge of the Company, their respective agents or contractors, in connection with their currently or formerly owned, operated or leased properties (whether owned or leased) or operations; (iv) there has been no exposure to any Material of Environmental Concern in connection with the properties (whether owned or leased), operations and activities of the Company and or any of its Subsidiaries since January 1, 2004; (v) neither the Company nor any of its Subsidiaries has retained or assumed, either by Contact or by operation of Law, any liability under Environmental Laws; (vi) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has at any time sent any Material of Environmental Concern to any location that, pursuant to any Environmental Laws (A) has been placed or proposed for placement on the “National Properties List,” the “CERCLIS” or any similar state or federal list or (B) is subject to any order, demand or request from a Governmental Entity to perform restoration, investigation or remediation activities or to pay for the costs of any such actions at any location or at any currently or formerly owned or leased property; and (vii) neither the Company nor any of its Subsidiaries has received any written request, claim or notice of violation from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law since January 1, 2004.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting human health and safety and the environment, including occupational health and safety, the protection and restoration of the quality of the ambient air, soil, natural resources, surface water or groundwater or the manufacture, generation, handling, storage, use, Release, transportation, treatment, management, investigation or remediation of any Materials of Environmental Concern.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations of Governmental Entities required under applicable Environmental Laws.

“Materials of Environmental Concern” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, insecticide, fungicide, rodenticide, pesticide, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material, or agent, including all substances, materials or wastes which are identified by or subject to regulation or give rise to liability under any Environmental Law.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property, including movement through air, soil, surface water, groundwater, buildings or other property.

SECTION 2.18. Contracts. (a) Section 2.18 of the Company Disclosure Schedule lists, and the Company has made available to Parent true, correct and complete copies of, all Contracts (in each case, determined as of the date hereof) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound and which are currently in effect or under which the Company or any of its Subsidiaries has continuing rights or obligations (each of the following being referred to herein as a “Material Contract”):

(i) that would be required to be filed by the Company as (A) a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K or (B) an exhibit to the Company SAP Statements;

(ii) that creates a partnership or joint venture or similar arrangement that is material to the business of the Company and the Subsidiaries, taken as a whole;

(iii) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(iv) that is a Contract (other than this Agreement) (a) for the purchase of assets in the ordinary course of business consistent with past practice, or (b) otherwise for the purchase or sale of any entity or assets after the date hereof in excess of $1,000,000;

(v) that provides for an obligation or liability of the Company or any of its Subsidiaries as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person (other than the Company or a Subsidiary of the Company) that could result in payments in excess of $1,000,000, other than obligations between the Company and any of its Subsidiaries;

(vi) that involves any directors, executive officers or 5% shareholders of the Company that cannot be canceled by the Company within 30 days’ notice without liability, penalty or premium, other than any agreements or arrangements with any directors or executive officers of the Company relating to indemnification or advancement of expenses;

(vii) that limits the ability of the Company or any of its Subsidiaries to compete in any line of business, in any geographic area or with any Person (excluding, for this purpose, agreements between the Company Insurance Subsidiaries and general agents entered into in the ordinary course of business) or to solicit any potential customers or employees or requires any of them to provide business or investment opportunities to any Person on an exclusive, priority or most favored basis, except for any such contract that may be canceled without any penalty or other liability to the Company or any of its Subsidiaries upon notice of 30 days or less; or

(viii) that are leases for real or personal property involving annual expense in excess of $500,000.

(b) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract and each new Contract entered into or amended after the date hereof that if in effect on such terms as of the date hereof would have been a Material Contract (each, a “New Contract”) is valid and binding on the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto and is in full force and effect, and the Company and its Subsidiaries have performed and complied with all obligations required to be performed or complied with by it under each Material Contract and each New Contract and, to the knowledge of the Company, each of the other parties to such Material Contract or New Contract, has in all material respects performed and complied with its obligations thereunder. There is no default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or to the knowledge of the Company, by any other party, except in any such case for defaults as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 2.19. Affiliate Transactions. (a) Except as set forth in documents filed by the Company with the SEC prior to the date hereof, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(a) Except for American Modern Lloyds (where ownership by individuals is statutorily required), no officer, director or employee of the Company or any of the Company’s Subsidiaries owns, leases or licenses or is an Affiliate of any Person that owns, leases or licenses any assets which are used by the Company or any of the Company’s Subsidiaries to conduct its business as it is currently conducted. Except as set forth in Section 2.19 of the Company Disclosure Schedule and except for any employment agreement to which the Company or any Subsidiary of the Company is a party, neither the Company nor any Subsidiary is a party to any agreement, arrangement or other understanding with any (x) officer, director or employee of the Company or any Subsidiary of the Company or any Affiliate of any such Person or (y) Person beneficially owning, as of the date hereof, five percent or more of the outstanding shares of Company Stock.

SECTION 2.20. Opinion of Financial Advisor. Prior to the execution of this Agreement, UBS Securities LLC (the “Financial Advisor”) has delivered to the Special Committee its opinion, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the holders of Shares (other than the Hayden Shareholders, as defined in such opinion) is fair, from a financial point of view, to the holders of such Shares.

SECTION 2.21. Brokers; Certain Fees. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 2.22. Takeover Laws. The Company Board, acting upon the recommendation of the Special Committee, has resolved to elect for, and has taken all other actions necessary to ensure that, in each case to the extent permitted by Law, the Company not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other similar anti-takeover statute or regulation enacted under U.S. state or federal laws applicable to the transactions contemplated by this Agreement, including Chapters 1701 (and Sections 1701.83 and 1701.831 included therein) and 1704 of the ORC (collectively, “Takeover Laws”) and for such Takeover Laws to not be applicable to this Agreement or the transactions contemplated hereby, including the Merger, which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

SECTION 2.23. Insurance Matters.

(a) Reinsurance. Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect (i) all reinsurance treaties or agreements to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has any material existing rights, obligations or liabilities (the “Company Reinsurance Agreements”) are in full force and effect in accordance with their terms; (ii) no Company Reinsurance Agreement is in default as to any provision thereof and (iii) since the commencement of the term of any such agreement where the Company is a cedent, the Company has not received any written notice to the effect that the financial condition of any party to any such agreement is impaired such that a default thereunder may reasonably be anticipated. The Company and its Subsidiaries are entitled under applicable Law to take full credit (subject to de minimis amounts) in the Company SAP Statements for all amounts recoverable by them pursuant to any Company Reinsurance Agreement, and all such amounts have been properly recorded in its books and records and are properly reflected in the Company SAP Statements. The Company Reinsurance Agreements transfer such risk as would be required for such Company Reinsurance Agreements to be properly accounted for as reinsurance.

(b) Actuarial Reports. Prior to the date hereof, the Company has made available to Parent a true and complete copy of all material actuarial reports prepared by actuaries, independent or otherwise, from and after January 1, 2005, with respect to the Company or any of the Company’s Subsidiaries and all material attachments, addenda, supplements and modifications thereto. There have been no actuarial reports of a similar nature covering any of the entities referred to in those reports in respect of any period subsequent to the latest period covered in such actuarial reports. To the knowledge of the Company, the information and data furnished by the Company or any of the Company’s Subsidiaries to its independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.

(c) Reserves. The policy reserves and other actuarial amounts of the Company and the Company’s Subsidiaries recorded in their respective financial statements contained in the Company SAP Statements, as of their respective dates: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such financial statements); (ii) were fairly stated in all material respects in accordance with sound actuarial principles; (iii) satisfied all applicable Laws in all material respects and have been computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in the Company SAP Statements and related actuarial opinions for the Company and the Company Insurance Subsidiaries for the 2006 fiscal year, a copy of which was made available to Parent prior to the date hereof; and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable Laws and in accordance, in all material respects, with prudent insurance practices generally followed in the insurance industry. To the knowledge of the Company, there are no facts or circumstances which would necessitate any material adverse change in such reserves above those reflected in the Company SAP Statements (other than increases consistent with past experience resulting from the ordinary course of business).

(d) Rates and Forms. Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, all binders, slips, certificates, guaranteed funding agreements, guaranteed investment contracts, insurance policies, annuity contracts, participation agreements and other agreements of insurance in effect as of the date hereof (including any applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are currently issued by any Subsidiary of the Company, and all marketing materials, are, to the extent required under applicable Law, on forms and at rates filed with and either approved or not objected to within applicable time limits by the applicable insurance regulatory authorities.

(e) Certain Insurance. There are no insurance policies issued, reinsured or assumed by the Company or any of the Company’s Subsidiaries that are currently in force under which the Company or any of the Company’s Subsidiaries may be required to allocate profit or pay dividends resulting from the experience under such insurance policies to the holders thereof, other than contingent commissions paid to licensed agents.

(f) Agents. The Company has disclosed to Parent a list of the top 50 agents (by gross written premiums sold) of the Company Insurance Subsidiaries for the year ended December 31, 2006, and the gross written premium sold by each of these agents in such year with respect to products issued by any Company Insurance Subsidiary. To the knowledge of the Company, the contracts and other agreements pursuant to which agents act on behalf of the Company Insurance Subsidiaries are valid, binding and in full force and effect in all material respects in accordance with their terms and the parties to such contracts and agreements are not in default thereunder in any material respects. To the knowledge of the Company, except as set forth in Section 2.23(f) of the Company Disclosure Schedule, since January 1, 2007 through the date of this Agreement, none of the agents listed in Section 2.23(f) of the Company Disclosure Schedule has (a) terminated its relationship with any of the Company Insurance Subsidiaries or (b) materially decreased the placement, marketing or sales of products issued by the Company Insurance Subsidiaries. To the knowledge of the Company, each insurance agent, at the time such agent wrote, sold or produced any insurance policy for a Company Insurance Subsidiary, (i) was duly licensed as an insurance agent for the type of business written, sold or produced in the particular jurisdiction in which such agent wrote, sold or produced such business for such Company Insurance Subsidiary and (ii) was duly appointed as an agent by such Company Insurance Subsidiary, except for any failures to be so licensed and appointed as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent a true and complete copy of each standard form agency agreement used by the Company and its Subsidiaries for new business as of the date hereof.

(g) Finite Insurance. Neither the Company nor any Subsidiary of the Company is currently or has been since January 1, 2002 a party to a Finite Insurance Agreement (as defined below). Neither the Company nor any Subsidiary of the Company is now or has been since January 1, 2002 a party to any separate written or oral agreements with reinsurers that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any reinsurance or coinsurance contract, other than the agreements and understandings that are explicitly defined in such reinsurance or coinsurance contract. As used herein, the term “Finite Insurance Agreement“ means any contract of financial reinsurance, finite risk insurance or reinsurance or coinsurance contracts (or multiple contracts with the same reinsurer or its Affiliates) that include any of the following features:

(i) features that limit the amount of insurance risk that is transferred to the reinsurer, by including: (i) a limited or conditional cancellation provision under which cancellation triggers the obligation by the Company or a Subsidiary of the Company or any of their Affiliates to enter into a new reinsurance contract with the reinsurer, or an Affiliate of the reinsurer; (ii) a contract term longer than two years when the contract is non-cancelable by the Company or the Subsidiary of the Company during the contract term; (iii) an unconditional unilateral right by the reinsurer to commute the reinsurance contract; or (iv) aggregate stop loss reinsurance coverage;

(ii) features that result in a delayed or untimely reimbursement of claims by the reinsurer, including: (i) reporting of losses less frequently than on a quarterly basis; or (ii) a payment schedule accumulating retentions from multiple years;

(iii) risks ceded during the period covered by a financial statement and either (i) accounted for by the ceding entity as reinsurance under SAP and as a deposit under GAAP, or (ii) as reinsurance under GAAP and as a deposit under SAP; or

(iv) does not transfer sufficient risk to the reinsurer to constitute reinsurance under SAP or GAAP.

(h) Agreements with Regulators. Neither the Company nor any Subsidiary of the Company is a party to any written agreement, consent decree or memorandum or understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any cease-and-desist or other order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity which materially restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has the Company or any Subsidiary of the Company been advised by any Governmental Entity that it is contemplating any such undertaking.

(i) Certain Products. To the knowledge of the Company, all of its products and the products of its Subsidiaries that are required to be filed and marketed as “insurance” are filed and marketed as insurance. Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity alleging that any of its products that are not marketed as insurance constitute or are subject to regulation as “insurance” under applicable Law.

SECTION 2.24. Compliance with Privacy Laws and Policies. Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Subsidiary of the Company is in compliance with (i) the terms of its own privacy policy as it exists on the date of this Agreement, a true and correct copy of which has been made available to Parent and (ii) any applicable Laws concerning the protection of confidential personal information received from consumers, including the Gramm-Leach-Bliley Act of 1999 and the Health Insurance Accountability and Portability Act of 1996 and any rules and regulations adopted thereunder.

SECTION 2.25. Vessels.

(a) A complete equipment roster for the Company’s Shipping Subsidiaries is contained in Sections 19.01.01.01 through .06 of the Intralinks data site (as appearing therein on the date of this Agreement) assembled by the Company and disclosed to Parent, including all open, lift cover and roll cover hopper barges owned, chartered, subchartered, leased, or operated by the Company and its Subsidiaries (the “Vessels”). Each Vessel is designed to meet in all material respects and, on the Closing Date, shall meet in all material respects, the requirements under all Laws applicable to such vessel in its current use, and all rules and regulations promulgated under such Laws. The Company maintains for the Vessels such U.S. Coast Guard Certificates of Inspection and other certificates as may be required under applicable Law for the Vessels, current use, and all such certificates are valid and in full force and effect with no recommendations or outstanding requirements and, to the Company’s knowledge, kept in the respective locations required by Law.

(b) Each of the Company or its Subsidiaries, as applicable, is the sole owner of each Vessel owned by it and has good title to each such Vessel free and clear of all Liens, except for (i) Liens that collateralize indebtedness that is properly reflected on the December 31 Balance Sheet and (ii) Permitted Liens, provided that the obligations collateralized by such Permitted Liens are not delinquent or are being contested in good faith.

(c) With respect to each Vessel under any bareboat, time, voyage or other charter lease or similar contracts, including contracts of affreightment (collectively, the “Maritime Contracts”), (i) the Company and its Subsidiaries have a valid right to charter or lease such vessel; (ii) each Maritime Contract is in full force and effect in accordance with its terms; (iii) all rents, charter payments, and other monetary amounts that have become due and payable under the Maritime Contracts have been paid in full; (iv) no waiver, indulgence, or postponement of the obligations thereunder has been granted to the other party thereto; (v) there exists no default (or an event that, with notice or lapse of time or both would constitute a default) under such Maritime Contracts; (vi) neither the Company nor any of its Subsidiaries has violated any of the terms or conditions under any of the Maritime Contracts and, to the knowledge of the Company, there is no condition or covenant to be observed or performed by any other party under any of the Maritime Contracts that has not been fully observed or performed; and (vii) the transactions described in this Agreement will not constitute a default under or cause for termination or modification of any of the Maritime Contracts, except, in the case of clauses (iii)-(vi) immediately above, for matters which, in the aggregate, are not material to the Company Shipping Subsidiaries as a whole.

(d) With respect to each Vessel and except as would not be material to the business of MGT Services, Inc. and M/G Transport Services, Inc. and its Subsidiary (collectively, the “Company Shipping Subsidiaries”) as a whole, (i) such Vessel is afloat and is in every way fit for its intended use (normal wear and tear excepted) under the Maritime Contracts, and (ii) to the knowledge of the Company, no event has occurred and no condition exists that would adversely affect the commercial operation of such Vessel or its performance under the Maritime Contracts.

SECTION 2.26. Other Representations or Warranties. Except for the representations and warranties contained in this Article II or in any certificate delivered pursuant hereto, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided by or on behalf of the Company or any of its Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Subject to and as qualified by items set forth in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (it being agreed that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent the applicability of such matter is reasonably apparent on the face of the disclosure contained in the Parent Disclosure Schedule with respect to such matter), Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

SECTION 3.1. Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted except where the failure to be so organized, existing, in good standing or to have such power or authority would not constitute, individually or in the aggregate, a Merger Sub Material Adverse Effect. Parent owns all of the outstanding capital stock of Merger Sub free and clear of all Liens. Prior to the date hereof, Parent has provided to the Company the name of the “ultimate parent entity” for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities except as contemplated by this Agreement. “Merger Sub Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub, on or before the Outside Date, to perform their respective obligations under this Agreement that are required to be performed on or before the Outside Date or to consummate the transactions contemplated by this Agreement on or before the Outside Date.

SECTION 3.2. Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the ORC). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting enforcement of creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

SECTION 3.3. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar governing documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, any of its Permits or any rule or regulation of any stock exchange applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or require the consent of any Person under or (B) result in the loss of a material benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub under, any Contracts to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not constitute, individually or in the aggregate, a Merger Sub Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any Consents of any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the HSR Act, (iii) the applicable requirements of Nasdaq, (iv) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the ORC, (v) the applicable requirements of Foreign Antitrust Laws, (vi) approvals of or filings with insurance regulatory authorities under applicable Insurance Laws as set forth in Section 3.3(b) of the Parent Disclosure Schedule, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not constitute, individually or in the aggregate, a Merger Sub Material Adverse Effect.

SECTION 3.4. Absence of Litigation. There are no Proceedings before any Governmental Entity pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any properties or assets of Parent or any of its Subsidiaries, other than any such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Merger Sub Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity, except for those that would not reasonably be expected to have, individually or in the aggregate, a Merger Sub Material Adverse Effect.

SECTION 3.5. Proxy Statement. None of the information supplied by or on behalf of Parent, Merger Sub or any Affiliate of Parent or Merger Sub for inclusion in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at the time it is first mailed to shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 3.6. Brokers. No broker, finder or investment banker (other than Lehman Brothers Inc., the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 3.7. Financing. At Closing, Parent and Merger Sub will have sufficient funds to satisfy their obligations under this Agreement, including payment of the Merger Consideration.

SECTION 3.8. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

SECTION 3.9. Interested Shareholder. Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested shareholder” as such term is defined in Section 1704 of the ORC.

SECTION 3.10. Vessels. Neither Parent nor any affiliate of Parent operates any vessel for hire. For the purpose of this representation, (i) the term “affiliate” shall be defined in the same manner as the term would be defined for purposes of the application of U.S. securities laws, (ii) the term “vessel” shall mean every description of watercraft or other artificial contrivance used, or capable of being used, as a means of transportation on water, and (iii) the phrase “operates any vessel for hire” shall mean any involvement in the operational control or management of a vessel for which the party receives compensation in any form.

SECTION 3.11. Parent. Parent (a) is a wholly-owned subsidiary of Munich Parent and (b) owns 100% of the outstanding capital stock (and interests convertible into capital stock) of, inter alia, Munich Reinsurance America, Inc. and Munich American Reassurance Company.

SECTION 3.12. No Other Representations or Warranties. (a) Except for the representations and warranties contained in this Article III or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided by or on behalf of Parent or Merger Sub.

(b) Each of Parent and Merger Sub acknowledge that, except as set forth in Article II, none of the Company, its Representatives or any other Person has made any representation or warranty, expressed or implied, at law or in equity, with respect to the Company, its business or with respect to any information furnished or made available to Parent, Merger Sub or any of their respective Representatives in connection with the transactions contemplated hereby.

ARTICLE IV

COVENANTS

SECTION 4.1. Conduct of Business of the Company Pending the Merger. Except as expressly required by this Agreement, as may be required by applicable Law or as set forth in Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice (including performance of all Contracts in effect as of the date hereof, or entered into on or after the date hereof without violation of this Agreement, except that any acquisition of the kind described in Section 4.1(f) will be subject to Partent’s approval) and, to the extent consistent therewith, the Company will, and will cause each of its Subsidiaries to, use reasonable best efforts to preserve intact its business organization and management, to keep available the services of its current officers and employees, to maintain its current rights and franchises and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with it (including any agent doing business with any Company Insurance Subsidiary). Without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by this Agreement, as may be required by applicable Law or as set forth in Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time, without the prior written consent of Parent (provided that such consent shall not be unreasonably withheld, conditioned or delayed with respect to paragraphs (e), (g), (h), (k), (l), (m), (r), (s), (t), (u) or (w) (to the extent any agreement or commitment referenced in Section 4.1(w) is with respect to any of the aforementioned paragraphs of Section 4.1) of this Section 4.1, and provided further that the foregoing proviso shall not apply (A) in the case of paragraphs

(m) and (r) of this Section 4.1, with respect to litigation the resolution of which involves extra-contractual liabilities or the admission, acknowledgement or stipulation that the Company or any of its Subsidiaries acted in bad faith and (B) in the case of paragraph (m) of this Section 4.1 only, in the case of Proceedings relating to this Agreement or the transactions contemplated hereby), the Company shall not, and shall not permit its Subsidiaries to:

(a) amend or otherwise change its articles of incorporation or code of regulations or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any Company Securities or Subsidiary Securities or other rights of any kind to acquire or receive any Company Securities or Subsidiary Securities, including stock appreciation rights, phantom stock or similar instruments (except for the issuance of Shares and phantom stock upon the exercise of Company Options or in satisfaction of Performance-Based Awards (in each case to the extent such Company Options and Performance-Based Awards are not issued in violation of this Agreement) or pursuant to elections made prior to the date hereof under the Company Plans, including phantom stock issued under the director deferred compensation plan, in each case outstanding on the date hereof);

(c) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for (i) dividends or distributions by wholly owned Subsidiaries of the Company to the Company or another wholly owned Subsidiary of the Company or (ii) regular quarterly cash dividends paid by the Company on the Company Common Stock in the ordinary course and consistent with past practice, with usual record and payment dates and in accordance with the Company’s past dividend policy; provided that the per share amount of such dividends per fiscal quarter does not exceed the amount paid by the Company in respect to shares of Company Common Stock for the last fiscal quarter ended immediately prior to the date hereof;

(d) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise directly or indirectly acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than the acquisition of Shares tendered by directors, officers, employees or former employees in connection with a cashless exercise of Company Options issued without violation of this Agreement or in order to pay Taxes in connection with the exercise of Company Options, in each case pursuant to the terms of a Company Plan);

(e) sell, lease, license, subject to a Lien, other than a Permitted Lien, encumber or otherwise surrender, relinquish or dispose of (i) any Owned Real Property or Leased Real Property; or (ii) any assets, product lines or businesses of the Company or its Subsidiaries, tangible or intangible (including capital stock or other equity interests of a Subsidiary of the Company), except (A) (with respect to assets described in this subsection (ii) only) (1) pursuant to existing written contracts or commitments set forth in Section 4.1(e) of the Company Disclosure Schedule, (2) ordinary course investment portfolio transactions in accordance with the Company’s investment guidelines in effect on the date hereof consistent with past practice, (3) sales of aged barges for scrap, and sales of other assets, in each case in the ordinary course of business consistent with past practice, and other sales of assets in an amount

(for such other sales in the aggregate) not in excess of $500,000 in the aggregate, (4) transfers between the Company and any of its wholly owned Subsidiaries, or (5) the financing of new barges acquired under existing Contracts disclosed to Parent; and (B) mortgages and associated liens may be replaced or refinanced so long as the collateral is not materially increased from that currently existing and the maximum principal amount secured thereby is not increased;

(f) (i) acquire (whether pursuant to merger, consolidation, reinsurance, stock or asset purchase or otherwise) in one transaction or any series of related transactions any Person or any interest therein or business thereof, except for acquisitions of marketable securities pursuant to its investment policy as currently in effect, (ii) merge or consolidate with any other Person, (iii) liquidate, dissolve or wind-up its business or organize any new Subsidiary, or (iv) enter into any partnership, joint venture or similar business arrangement;

(g) enter into, amend, renew, terminate, or grant any release or relinquishment of any rights under, any Material Contract or any New Contract;

(h) (i) make any loans, advances or capital contributions to, or investments in, or receive any capital contributions from, any other Person, other than (A) by the Company or any of its Subsidiaries to or in the Company or any of its Subsidiaries and (B) ordinary course investment portfolio transactions in accordance with the Company’s investment guidelines in effect on the date hereof, (ii) create, incur, guarantee or assume any new indebtedness for borrowed money in excess of $500,000 or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any Person, or issue any debt securities other than (A) short-term borrowings in the ordinary course of business consistent with past practice, (B) indebtedness of any of the Company’s Subsidiaries to the Company or to a wholly-owned Subsidiary of the Company, (C) guarantees issued by the Company or any of its wholly-owned Subsidiaries in respect of indebtedness which may be incurred under this Section 4.1(h), (D) drawings under existing revolving credit facilities (or replacements or refinancings thereof, provided that the maximum principal amount thereof is not increased), (E) replacements and refinancings of existing indebtedness, provided that the maximum principal amount of the replacement or refinancing indebtedness does not exceed the maximum principal amount of the indebtedness replaced or refinanced, and (F) the financing of new barges acquired under existing Contracts disclosed to Parent, (iii) make or commit to make any capital expenditure in excess of $1,000,000 in the aggregate during any 12 month period other than in the ordinary course of business consistent with past practice or (iv) cancel any debts, except for cancellations made in the ordinary course of business consistent with past practice;

(i) except (i) as required by the terms of any Company Plan or (ii) in the ordinary course of business consistent with past practice: (A) enter into any new, or materially amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, retention, consulting or salary continuation agreements or arrangements with or for the benefit of any present or former officers, directors or employees, or grant any material increases in the compensation, perquisites or benefits to officers, directors or employees (other than with respect to (1) employees hired after the date hereof, (2) officers and directors in accordance with the provisions of Section 4.4(a), and (3) employees who are not officers, directors or relatives of officers or directors; provided, however, that the increases contemplated by the foregoing clause (3) shall be limited to an aggregate increase of 5% per annum); (B) except as provided in Section 1.7, accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any Company Plan, including with respect to severance; or (C) fund or make any contribution to any Company Plan or trust not required to be funded or contributed to;

(j) except as permitted by the preceding clause (i), establish, adopt, enter into, amend in any material respect (other than as required by applicable law, including changes by the Company to comply with Section 409A of the Code) or terminate any Company Plan (including any employment, severance, consulting or other individual agreement) except as provided in Section 1.7, or adopt or enter into any other employee benefit plan or arrangement that would be considered a Company Plan if it were in existence on the date of this Agreement;

(k) make any material change with respect to actuarial, underwriting, hedging, asset/liability matching, investing, pricing, Tax, marketing, claims management, reserving, reinsurance or accounting methods, principles, practices or policies except as may be appropriate to conform to changes in Law, statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l) (i) make or amend any material Tax election or take any position on any Tax return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required pursuant to a change in applicable Law or the Code; (ii) enter into any settlement or compromise of any material Tax liability or audit (provided that the Company may settle its 2004 federal income tax audit, provided that no additional Tax is payable by the Company pursuant to such settlement); (iii) file any amended Tax returns that would result in a material change in Tax liability, taxable income or loss to the Company, the Surviving Corporation or any of their Affiliates; (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax liability or file a request for a Tax ruling determination letter or other written or oral advice from a Tax authority; (vi) surrender any right to claim a material Tax refund or credit, offset or other material reduction in Tax liability; or (vii) give or request any waiver of a statute of limitation with respect to any Tax return, claim or assessment;

(m) compromise, settle or agree to enter into any settlement, consent decree or other agreement or arrangement with any third party relating to any regulatory Proceeding brought by any Governmental Entity (including any Proceeding relating to this Agreement or the transactions contemplated hereby), or any litigation commenced by or against the Company in any court (other than ordinary course litigation in connection with disputed claims under insurance policies where such compromise, settlement or agreement involves extra-contractual liabilities or the admission, acknowledgement or stipulation that the Company or any of its Subsidiaries acted in bad faith), other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that do not in the aggregate exceed 120% of the existing accrual or reserve established with respect to such matters as reflected on the Company’s Financial Statements in respect of the quarterly period ended June 30, 2007;

(n) fail to keep in force bonds or insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company as are currently in effect;

(o) dispose of, permit to lapse, waive, release or assign any rights, or settle any material claims, with respect to any of its material Intellectual Property;

(p) enter into any lease of any real property, except any renewals or replacements of existing leases in the ordinary course of business consistent with past practice;

(q) waive the benefits of, agree to modify in any manner, terminate, release any Person from or fail to enforce any confidentiality, standstill or similar contract to which it is a party, which covers or relates to its business, assets or properties or to which it is a beneficiary;

(r) compromise or settle any insurance claim (including without limitation any Proceeding with respect to an insurance claim) other than in the ordinary course of business consistent with past practice or where such compromise, settlement or agreement involves extra-contractual liabilities or the admission, acknowledgement or stipulation that the Company or any of its Subsidiaries acted in bad faith;

(s) take any action to forfeit, abandon, modify, waive, terminate or otherwise change any of its material insurance licenses or other material Permits except as may be required to comply with applicable Law;

(t) other than in the ordinary course of business consistent with past practice, issue, reinsure or sell new kinds of policies, or amend existing kinds of policies, except to the extent required to comply with applicable Law;

(u) amend any material reinsurance or coinsurance contract, whether as reinsurer or reinsured, in each case other than in the ordinary course of business consistent with past practice;

(v) take any action that would be reasonably likely to result in (i) any representation or warranty made by the Company becoming untrue or inaccurate such that the condition set forth in Section 5.2 would not be satisfied or (ii) any other condition set forth in Article V not being satisfied; or

(w) agree or commit to take any of the actions described in Sections 4.1(a) through 4.1(v).

SECTION 4.2. Access to Information; Confidentiality. (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to (i) give Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”) reasonable access (during regular business hours upon reasonable notice) to all employees, agents, plants, offices, properties and other facilities and to all books, contracts, commitments and records (including Tax returns and all related workpapers and other documents relied upon to complete such Tax returns, and all documents and workpapers relied upon by the Company and its Subsidiaries for purposes of determining whether the Company (on a consolidated basis) was required to establish any reserves or accruals for Tax liabilities on its financial statements) of the Company and its Subsidiaries and cause the Company’s Representatives to provide reasonable access to their work papers and such other information as Parent or Merger Sub may reasonably request, (ii) permit Parent and Merger Sub to make such inspections (during regular business hours upon reasonable notice) as they may reasonably request and (iii) cause its and its Subsidiaries’ officers to promptly furnish Parent and Merger Sub with (A) such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Merger Sub may from time to time reasonably request and (B) all other information concerning its business, properties and personnel as Parent may reasonably request. No investigation made pursuant to this Section 4.2 shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto to consummate the Merger.

(b) Information obtained by Parent or Merger Sub pursuant to Section 4.2(a) shall be held in confidence in accordance with the confidentiality agreement previously executed by the Company and Munich Parent (the “Confidentiality Agreement”), which will remain in full force and effect in accordance with its terms except for the seventh paragraph thereof, which is hereby deemed superseded by this Agreement and shall have no further force or effect.

(c) Nothing in this Section 4.2 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate applicable Law, including the HSR Act or Foreign Antitrust Laws; (ii) violate the terms of any confidentiality agreement with a third party in effect on the date of this Agreement by which it is bound; or (iii) cause forfeiture of attorney/client privilege with respect thereto; provided, that, in the case of third party confidentiality obligations, the Company shall use reasonable efforts to obtain the waiver of such third party to such inspection or disclosure and shall disclose or describe such information to the fullest extent possible consistent with such obligations.

SECTION 4.3. Acquisition Proposals. (a) Subject to Section 4.3(b), the Company shall not, shall cause its Subsidiaries not to, and shall direct its and their respective Representatives not to, directly or indirectly (i) initiate, solicit, encourage or facilitate the making, submission or announcement of, any inquiries, proposals or offers relating to or in connection with a potential Acquisition Proposal or the making of any offer or proposal that constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise engage or participate in any discussions or negotiations regarding, or furnish any Person non-public information with respect to, or otherwise cooperate in any manner with, an Acquisition Proposal, or (iii) resolve, propose or agree to do any of the actions described in clause (i) or (ii) of this sentence. The Company shall, and shall direct its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company or any of its Representatives with respect to any Acquisition Proposal. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in each case unless the Special Committee and the Company Board, after consultation with its outside counsel, determines in good faith that the failure to do so would violate its fiduciary duties to the shareholders of the Company under applicable Law. The Company shall request the prompt return of any confidential information provided to any third party prior to the date hereof in connection with a possible Acquisition Proposal. Without limiting the foregoing, it is agreed that any action by the Company’s Representatives, Subsidiaries of the Company or Representatives of Subsidiaries of the Company that would constitute a violation of the restrictions set forth in this Section 4.3 if done by the Company, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall constitute a breach of this Section 4.3 by the Company. The Company shall promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 4.3

(b) Notwithstanding anything to the contrary contained in Section 4.3(a), if at any time following the date of this Agreement, (i) the Company has received an unsolicited bona fide written Acquisition Proposal from a third party, (ii) a breach by the Company of this Section 4.3 has not contributed to the making of such Acquisition Proposal, (iii) the Special Committee or the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that (x) the Company will not, and will not allow its Representatives to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality and standstill agreement with such Person containing terms no less favorable to the Company than those contained in the Confidentiality Agreement, and (y) the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent; provided further, that with respect to each of the foregoing clauses (A) and (B), both (1) the Company Board and the Special Committee have concluded, in good faith and after consultation with outside legal counsel, that the failure to do so would violate its fiduciary duties to the shareholders of the Company under applicable Law and (2) the Company has provided Parent with notice of its intent to take any such action prior to taking such action and has otherwise complied with Section 4.3(c).

(c) From and after the date hereof, the Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal or (iii) any inquiry, contact or request for discussions or negotiations regarding any Acquisition Proposal. The written notice shall include the material terms of the Acquisition Proposal or the inquiry, contact or request and, if in writing, shall include a copy of such Acquisition Proposal or related inquiry, contact or request. The Company shall keep Parent reasonably informed on a current basis (and in any event within one Business Day) of the status of any Acquisition Proposal, inquiry, contact or request (including the material terms and conditions thereof) and any material developments, discussions and negotiations related thereto, and will provide Parent as soon as practicable after receipt thereof copies of all correspondence and other written material sent or provided to the Company from any third party in connection therewith. The Company shall promptly notify

Parent upon determination by the Company Board or Special Committee that an Acquisition Proposal is a Superior Proposal. Notwithstanding the foregoing, the Company shall not be required to provide Parent with any of the aforementioned information to the extent that doing so would violate the terms of any confidentiality agreement to which the Company is a party on the date hereof. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 4.3(b).

(d) Subject to the second sentence of this Section 4.3(d), neither the Company Board nor the Special Committee shall, directly or indirectly, (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or the declaration of advisability by the Company Board of this Agreement, the Merger or the other transactions contemplated hereby, (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in items (i) and (ii), a “Change of Board Recommendation”) or (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, or permit the Company or any of its Subsidiaries to enter into, any merger agreement, letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, acquisition agreement, joint venture agreement, option agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to, or otherwise relating to, an Acquisition Proposal (other than a confidentiality and standstill agreement referred to in Section 4.3(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (other than any agreement entered into in accordance with this Section 4.3). Notwithstanding the foregoing, if at any time prior to obtaining the Requisite Shareholder Approval the Company receives (without violation of this Agreement) an unsolicited bona fide written Acquisition Proposal from a third party which the Special Committee and the Company Board conclude in good faith, after consultation with outside counsel and their financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (C) below, the Company Board may, prior to obtaining the Requisite Shareholder Approval, if the Special Committee or the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so would violate its fiduciary duties to the shareholders of the Company under applicable Law, (x) effect a Change of Board Recommendation and/or (y) terminate this Agreement pursuant to Section 6.3(b) to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company Board may not effect a Change of Board Recommendation unless (A) there shall not have been a breach of this Section 4.3, (B) the Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the per share value of the consideration offered therein and the identity of the party making such Superior Proposal), and shall have contemporaneously provided Parent with a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) and (C) prior to effecting such Change of Board Recommendation the Company shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with

Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event that any material revisions (or revisions that in the aggregate are material) are made to the initial Superior Proposal, the Company shall deliver to Parent within one Business Day written notice of any such material revisions (including a detailed description thereof) and a new Notice Period shall be deemed to have commenced with respect to such modified Superior Proposal on the date of delivery of such notice to Parent.

(e) Subject to Parent’s rights under Section 6.4, nothing contained in this Section 4.3 shall prohibit the Special Committee or the Company Board from taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, that any such disclosure other than (i) a “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company), (ii) an express rejection of any applicable Alternative Proposal or (iii) an express reaffirmation of its recommendation to its shareholders in favor of the Merger, shall be deemed to be a Change of Board Recommendation; and provided further that neither the Company Board nor the Special Committee shall be permitted to recommend that the Company’s shareholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend an Acquisition Proposal or withhold, withdraw or modify the Board Recommendation), unless in each case, in connection therewith, the Company Board effects a Change of Board Recommendation in accordance with the terms of Section 4.3(d).

(f) For purposes of this Agreement, (i) “Acquisition Proposal” means any inquiry, offer or proposal, written or oral, or any indication of interest in making an offer or proposal, made by a Person or group at any time after the date hereof relating to, or that could reasonably be expected to lead to (A) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, tender offer or exchange offer, sale of shares of capital stock or sale of assets or similar transaction involving the Company or any of its Subsidiaries, (B) the Company’s acquisition of a third party in a transaction in which the shareholders of such third party immediately prior to the consummation of such transaction will own 20% or more of the Company’s outstanding capital stock immediately following such transaction, including the issuance by the Company of 20% or more of any class of its voting equity securities as consideration for assets or securities of a third party, (C) any transaction which is structured to permit any Person or group, alone or together with any other Person or group, to acquire beneficial ownership of (1) at least 20% of the consolidated assets of the Company and its Subsidiaries or (2) at least 20% of the equity interests or voting securities of the Company or any of its Subsidiaries if such Subsidiaries own, directly or indirectly, 20% or more of the assets referred to in clause (1), pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger or (D) any other transaction having a similar effect to those described in clauses (A) – (C), in each case other than the Merger and the other transactions contemplated by this Agreement, and (ii) “Superior Proposal” means any bona fide Acquisition Proposal not arising from a breach of this Section 4.3 (except the references therein to “20%” shall be replaced by “50%”) which the Special Committee and the Company

Board determine in good faith (after consultation with its financial advisors and legal counsel) (A) is reasonably likely to be consummated in accordance with its terms and (B) if consummated, would result in a transaction that the Company Board and the Special Committee have determined in good faith, after consultation with its financial advisors and legal counsel, is more favorable, from a financial point of view, to the holders of Company Common Stock than the transactions provided for in this Agreement, in each case with respect to clauses (A) and (B), taking into account, among other things, the Person or group making such Acquisition Proposal and all legal, financial, regulatory, timing and other aspects of this Agreement and such Acquisition Proposal, including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition and taking into account any revisions made or proposed in writing by Parent or Merger Sub prior to the time of such determination.

SECTION 4.4. Employment and Employee Benefits Matters.

(a) Prior to the Effective Time, except as set forth below, the Company will and will cause its Subsidiaries to, and from and after the Effective Time, Parent will cause the Surviving Corporation to, honor, in accordance with their terms, all then-existing employment, change in control and severance agreements between the Company or any of its Subsidiaries and any officer, director or employee of the Company or any of its Subsidiaries; provided that the aggregate of all payments under such agreements triggered by the Merger will not exceed $21,000,000 as shown in Section 03.03.39.03 of the Intralinks electronic data room for this transaction (as in effect on the date hereof), subject to such changes as Parent may approve.

(b) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the second anniversary thereof, to maintain for the individuals employed by the Company at the Effective Time (the “Current Employees”) compensation and benefits provided under employee benefit plans of Parent that are at least as favorable in the aggregate to the compensation and benefits maintained for and provided to Current Employees immediately prior to the Effective Time (excluding, for this purpose, equity-based compensation); provided, however, that nothing in this Section 4.4 shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law.

(c) Parent currently intends to continue the Cincinnati-based operations of the Company.

(d) To the extent individuals employed by the Company at the Effective Time Current Employees participate in employee benefit plans of Parent, Parent will, and will cause the Surviving Corporation to, cause service rendered by such Current Employees prior to the Effective Time to be taken into account for vesting and eligibility purposes (but not for accrual purposes, except for vacation and severance, if applicable) under such employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans for those purposes. To the extent Current Employees participate in a health employee benefit plan of Parent, (i) they will not be subject to any pre-existing condition limitation under any such health employee benefit plan of

Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time and (ii) Parent will, and will cause the Surviving Corporation and its Subsidiaries, to give such Current Employees credit under such employee benefit plans for co-payments made and deductibles satisfied prior to the Effective Time in the applicable year.

(e) This Section 4.4 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 4.4, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.4 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their Affiliates or limit in any way the right of the Company, Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any of its respective employee benefit plans or arrangements.

(f) In the event that the Closing Date is on or before December 31, 2007, all Annual Incentive Plan, Sales Incentive Plan and Profit Sharing Plan obligations relating to the 2007 Plan Year (each as defined under the Company Plans) shall be calculated as if the Closing Date were on or after January 1, 2008, and payment of such obligations shall be made in accordance with past practices, except that any person employed by the Company at the Closing Date shall be declared to be employed by the Company at the payment date even if such is not the case (with the intended effect that employees participating in such plan will receive their full award for 2007 thereunder, regardless of when the Closing occurs).

(g) In the event the business of the Company Shipping Subsidiaries is sold prior to January 1, 2008, the Company will pay to the employees engaged in such business their full bonus for 2007, payable upon the consummation of such sale.

SECTION 4.5. Directors’ and Officers’ Indemnification and Insurance. (a) Parent and Merger Sub agree that the Surviving Corporation’s articles of incorporation and code of regulations shall contain provisions no less favorable with respect to exculpation from liabilities and indemnification of the present (as of the Effective Time) or former directors, officers, employees and agents of the Company than are currently provided in the Articles of Incorporation and Code of Regulations, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless amendment, modification or repeal is required by applicable Law.

(b) Without limiting any additional rights to indemnification or exculpation that any Person may have under any agreement, Company Plan or otherwise, which Parent shall cause the Surviving Corporation to honor, from and after the Effective Time, Parent shall indemnify and hold harmless each present (as of the Effective Time) and former officer, director, employee and agent of the Company and its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of, pertaining to or in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from Parent (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification). Parent shall cooperate with the Indemnified Parties in the defense of any such matter and any determination made or required to be made with respect to whether an Indemnified Party’s conduct complies with standards under applicable Law shall be made by independent legal counsel acceptable to Parent, as the case may be, and the Indemnified Party. The Surviving Corporation shall perform its obligations under such indemnification provisions in accordance with their respective terms.

(c) The Company shall purchase by the Effective Time, and Parent shall cause the Surviving Corporation to maintain, tail policies to the current directors’ and officers’ liability insurance policies maintained on the date of this Agreement by the Company and with respect to the directors and officers who are currently covered by the Company’s directors’ and officers’ liability insurance policies, which tail policies (i) shall not have a premium in excess of 300% of the annual premium most recently paid by the Company prior to the date hereof to maintain the existing policies (which amount is set forth in Section 4.5 of the Company Disclosure Schedule), (ii) shall be effective for a period of at least six years from and after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to the Effective Time, and (iii) shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies (complete and accurate copies of which have been made available to Parent); provided, however, that, if equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company shall only be required to obtain (and the Surviving Corporation shall only be required to maintain) as much coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

(d) This Section 4.5 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, any Person or entity referred to in clause (a) of this Section 4.5 (whether or not parties to this Agreement). If Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume the applicable obligations set forth in this Section 4.5.

SECTION 4.6. Further Action; Efforts. (a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its reasonable best efforts, and will cooperate fully with the other parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement and to comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, to the extent required under the HSR Act or Foreign Antitrust Laws, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act or other required filing or application under Foreign Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such Foreign Antitrust Laws, as applicable, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain consent, approvals or authorizations under Foreign Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

(b) The Company agrees reasonably to cooperate with Parent to effect a strategy reasonably satisfactory to Parent so that the Company’s operation of the barge business following the Effective Time will not result in a violation of Section 27 of the Merchant Marine Act of 1920, as amended (46 U.S.C. Sections 12119 and 50501) (the “Jones Act”). Without limitation, such strategy may consist of one of the following, to become effective immediately prior to the Effective Time: (i) Bareboat Charter Option: the creation of a special purpose vehicle that is qualified as a “passive investor” with the United States Coast Guard in accordance with the Jones Act, whose sole purpose will be to hold Lien-free title to the Vessels and to enter into bareboat charters with an unaffiliated third party qualified to operate vessels in the U.S. coastwise trade (a “Jones Act Operator”) who will bareboat charter the Vessels for a minimum term of three years and take assignment of all applicable Maritime Contracts, (ii) Time Charter Option: the sale of the Vessels to a Jones Act Operator who will operate the Vessels and time charter the Vessels back to the Company or one of its Subsidiaries, or (iii) Sale of the Barge Business: the sale of one or more of the Company Shipping Subsidiaries (or of all or a portion of the assets thereof) to a Jones Act Operator.

(c) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 4.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any Foreign Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party and its outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the covenants of the parties contained in Sections 4.6(a) and (c), (i) as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall cooperate in all respects with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to prepare and file with the relevant insurance regulators requests for approval of the transactions contemplated by this Agreement and shall use all reasonable efforts to have such insurance regulators approve the transactions contemplated by this Agreement, (ii) each party shall give the other party prompt written notice if it receives any material notice from any insurance regulator in connection with the transactions contemplated by this Agreement, and, in the case of any such written material notice, shall promptly furnish the other party with a copy thereof, (iii) all applications and substantive correspondence with the insurance regulators shall be submitted in advance to the Company and the Company shall have an opportunity to provide comments thereon and (iv) to the extent permitted, practicable and reasonable, each party shall have the right to participate in and shall, to the extent practicable, receive reasonable prior notice of, all telephone calls and meetings of the other party with any insurance regulators in respect of the transactions contemplated by this Agreement. If an insurance regulator requires that a hearing be held in connection with its approval of the transactions contemplated hereby, each party shall use its reasonable best efforts to arrange for such hearing to be held promptly. Parent may seek to obtain regulatory approval of a dividend, affiliated loan or similar arrangement to be paid or made by Munich Reinsurance America, Inc., a Delaware corporation and an Affiliate of Parent, to fund the full amount of the aggregate Merger Consideration and the other amounts required to be paid by Parent or the Surviving Corporation pursuant to this Agreement; provided that nothing in this Agreement shall be construed to require such regulatory approval or the payment of such dividend, loan or similar arrangement prior to or as a condition to Parent’s or Merger Sub’s obligations hereunder. The Company shall, and shall cause its Subsidiaries to, cooperate fully with Parent as reasonably requested by Parent to obtain such regulatory approval.

(e) In furtherance and not in limitation of the covenants of the parties contained in Sections 4.6(a), (c) and (d), if any objections are asserted with respect to the transactions contemplated hereby under the HSR Act, any Foreign Antitrust Law, any Insurance Law or any other applicable Law (other than the Jones Act) or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act, any Foreign Antitrust Law, any Insurance Law or any other applicable Law (other than the Jones Act) or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, no party shall be required to consent to a condition or burden imposed by any Governmental Entity if, in the reasonable judgment of the burdened party, such condition or burden would materially and adversely affect the business or operations of such burdened party and its Subsidiaries, of such burdened party’s parent companies, or of the Surviving Corporation and its Subsidiaries.

(f) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(g) Prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which the Company or any of its Subsidiaries is a party as may be necessary or appropriate for the consummation of the transactions contemplated hereby or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated hereby.

SECTION 4.7. Takeover Laws. The Company and the Company Board shall, upon the request of Parent or Merger Sub, (a) take all reasonable steps to exclude the applicability to the Merger or any other transaction contemplated hereby of any Takeover Laws, (b) assist in any challenge by Parent or Merger Sub to the validity, or the applicability to the Merger or any other transaction contemplated by this Agreement, of any Takeover Laws and (c) if any Takeover Laws become applicable to this Agreement or the transactions contemplated hereby, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Laws on this Agreement or the transactions contemplated hereby.

SECTION 4.8. Proxy Statement. Subject to the terms and conditions of this Agreement, as promptly as practicable after the date hereof, the Company shall, subject to the prior review and approval of Parent (which approval shall not be unreasonably withheld) prepare and file with the SEC the Proxy Statement in preliminary form as required by the Exchange Act and the rules and regulations promulgated thereunder, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Company shall as promptly as practicable provide Parent and Merger Sub with, and consult with Parent and Merger Sub regarding, any comments that may be received from the SEC or its staff with respect thereto, shall, after consultation with Parent, respond promptly to any such comments made by the SEC or its staff with respect to the Proxy Statement, and shall cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable date. All filings by the Company with the SEC in connection with the transactions contemplated hereby, and all mailings to or other communications with the Company’s shareholders in connection with the Merger and the other transactions contemplated by this Agreement, shall be subject to the prior review of Parent. If at any time prior to the Closing, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and disseminated to the shareholders of the Company.

SECTION 4.9. Shareholders’ Meeting. Unless this Agreement is validly terminated in accordance with Article VI, the Company, acting through the Company Board and the Special Committee, shall duly call and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as practicable following the date on which the Proxy Statement is cleared by the SEC for the sole purpose of obtaining the Requisite Shareholder Approval and shall, (a) except as otherwise provided in Section 4.3(d), make the Company Board Recommendation and include such Company Board Recommendation in the Proxy Statement and (b) use its reasonable best efforts to obtain the Requisite Shareholder Approval. Notwithstanding any other provisions hereof, unless this Agreement is validly terminated in accordance with Article VI, the Company shall submit this Agreement to its shareholders at the Company Shareholders’ Meeting even if the Company Board or the Special Committee shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected a Change of Board Recommendation or proposed or announced an intention to do so.

SECTION 4.10. Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement or broad-based written statement to the Company Employees or Parent’s employees concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. Notwithstanding the foregoing, the Company shall not be required to obtain the consent of Parent or Merger Sub in connection with, or provide Parent or Merger Sub the opportunity to comment on, any public announcement regarding a competing Acquisition Proposal made in accordance with the terms of this Agreement.

SECTION 4.11. Notification. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, upon obtaining knowledge of the occurrence or non-occurrence of any event, which is likely (i) to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect if made as of any time at or prior to the Effective Time, (ii) to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied hereunder and (iii) in the case of the Company, any change or development that is reasonably likely to have a Company Material Adverse Effect or, in the case of Parent and Merger Sub, any change or development that is reasonably likely to have a Merger Sub Material Adverse Effect. The delivery of any notice pursuant to this Section 4.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or otherwise affect the remedies available hereunder to any party receiving such notice.

SECTION 4.12. Confidentiality Agreement. Subject to Section 4.2(b), the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of (i) the Effective Time or (ii) the expiration of the Confidentiality Agreement in accordance with its terms.

SECTION 4.13. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors relating to the transactions contemplated by this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement, the Merger or any other transaction contemplated hereby, without the prior written consent of Parent.

SECTION 4.14. Investments. The Company shall, and shall cause its Subsidiaries to, conduct transactions in its or their investments only in compliance in all material respects with its or their investment policies, as applicable, in effect on the date hereof (copies of which have previously been delivered to Parent).

SECTION 4.15. Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 4.16. Delisting. Each of the parties agrees to cooperate with each of the other parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and any other market or exchange on which it is listed and to terminate registration under the Exchange Act; provided, however, that such delisting and termination shall not be effective until after the Effective Time.

ARTICLE V

CONDITIONS OF MERGER

SECTION 5.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver by the party entitled to the benefit thereof, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) HSR Act. All filing and waiting periods applicable (including any extensions thereof) to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) No Prohibition. No order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(d) Insurance Regulatory Consents. All consents, authorizations, registrations, permits and filings required to be obtained from or made with Governmental Entities having jurisdiction over the insurance business of the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement shall have been obtained or made, and any conditions imposed in connection with any of the foregoing, individually or in the aggregate, shall not have any of the effects set forth in the last sentence of Section 4.6(e).

SECTION 5.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any one or more of which may be waived in writing by Parent.

(a) Representations and Warranties. The representations and warranties of the Company (i) contained in Sections 2.1(a), 2.1(b)(i), 2.2, 2.3, 2.4, 2.8(b), 2.21 and 2.22 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case such representation and warranty shall be true and correct in all respects of such earlier date), and (ii) contained in this Agreement and not referenced in clause (i) above shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects of such earlier date), interpreted in the case of clause (ii) without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term Company Material Adverse Effect, except where the failures of all such representations and warranties to be so true and correct has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 5.2(a) and 5.2(b).

SECTION 5.3. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein is also subject to the following conditions, any one of which may be waived in writing by the Company.

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), disregarding for these purposes any exception in such representations and warranties relating to materiality or a Merger Sub Material Adverse Effect, except for such failures to be true and correct which would not constitute, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to perform its obligations hereunder or which would prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 5.3(a) and 5.3(b).

SECTION 5.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article V to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER

SECTION 6.1. Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding adoption thereof by the shareholders of the Company, by mutual written consent of Parent and the Company.

SECTION 6.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company at any time prior to the Effective Time:

(a) if the Requisite Shareholder Approval is not obtained at the Company Shareholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon;

(b) if the Merger shall not have been consummated by July 31, 2008 (the “Initial End Date”); provided that in the event that each of the conditions set forth in Article V, other than one or more of the conditions set forth in Section 5.1(b), Section 5.1(c) or Section 5.1(d) shall have been satisfied or waived or are reasonably capable of being satisfied as of such date, either Parent or the Company may elect to extend the Initial End Date by written notice to the other party prior to or on the Initial End Date for up to an additional three (3) month period (the latest applicable date, the “Outside Date”); provided, further, that Parent may elect to extend the Initial End Date or the Outside Date, as applicable, for an aggregate of up to 30 days, if a definitive agreement which provides for the sale of the business conducted by the Company Shipping Subsidiaries has been executed with a third party but, with respect to the closing of which, regulatory approval has not be obtained; provided, further, however, that the right to terminate this Agreement under this Section 6.2(b) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, any of the conditions to the Merger set forth in Article V having failed to be satisfied on or before the Initial End Date or the Outside Date, as applicable; or

(c) a Government Entity shall have enacted, issued, promulgated, enforced or entered any order, injunction, decree, ruling or other Law having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, injunction, decree or other Law is final and nonappealable.

SECTION 6.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a) at any time prior to the Effective Time if (i) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 5.3(b) would not be satisfied, (ii) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 5.3(a) would not be satisfied, and, in the case of either (i) or (ii), such breach is incapable of being cured by the Outside Date or is not cured within twenty (20) Business Days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.3(a) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 5.2(a) or 5.2(b), as applicable, not being satisfied; or

(b) prior to the obtaining of the Requisite Shareholder Approval in order to enter into a definitive agreement relating to a Superior Proposal if: (i) in light of such Superior Proposal, the Company Board and Special Committee shall have determined in good faith by resolution duly adopted, after consultation with outside counsel, that the failure by the Company Board and the Special Committee to effect a Change of Board Recommendation would violate their fiduciary duties to shareholders of the Company under applicable Law; (ii) taking into account any revised proposal made by Parent following receipt of the notice referred to in Section 4.3(d), such Superior Proposal remains a Superior Proposal; (iii) the Company, at or prior to any termination effected pursuant to this Section 6.3(b), pays Parent the termination fee set forth in Section 6.5; and (iv) the Company is, and at all times has been, in compliance with Section 4.3.

SECTION 6.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent at any time prior to the Effective Time:

(a) if (i) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 5.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 5.2(a) would not be satisfied, and, in the case of either (i) or (ii), such breach is incapable of being cured by the Outside Date or is not cured by the Company within twenty (20) Business Days after the Company receives written notice of such breach from Parent or Merger Sub; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.4(a) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 5.3(a) or 5.3(b), as applicable, not being satisfied; or

(b) if, (A) prior to the obtaining of the Requisite Shareholder Approval, a Change of Board Recommendation shall have occurred or the Company Board and Special Committee have failed to include the Company Board Recommendation in the Proxy Statement or (B) the Company shall have breached any of its obligations under Section 4.9 (other than clause (a) of Section 4.9).

SECTION 6.5. Effect of Termination. (a) Any termination of this Agreement by Parent pursuant to this Article VI shall also constitute an effective termination by Merger Sub.

(b) Except as provided in Section 6.5(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VI, this Agreement (other than Section 4.2(b) and Articles VI and VII) shall become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that no such termination shall relieve any Person of any liability or damages resulting from fraud or an intentional breach of this Agreement.

(c) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 6.3(b) or by Parent pursuant to Section 6.4(b); or

(ii) this Agreement is terminated by Parent pursuant to Section 6.4(a) or by Parent or the Company pursuant to Section 6.2(b) (provided that the failure to consummate the Agreement by the Outside Date was not caused by Parent’s breach of any of its obligations under the Agreement) or Section 6.2(a) and (A) at any time on or after the date hereof and prior to such termination an Acquisition Proposal (whether or not conditional) shall have been made to the Company Board or the Company or publicly announced and, in each case, not irrevocably withdrawn, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal which intention has not been irrevocably withdrawn, and (B) within 12 months after the date of such termination, the Company or a Subsidiary of the Company consummates or enters into an agreement with respect to such transaction;

then in any such case, the Company shall pay Parent a termination fee of $40,000,000 by wire transfer of immediately available funds to the account or accounts designated by Parent. Such payment shall be made (1) concurrently with such termination in the case of a termination by the Company pursuant to Section 6.3(b), (2) on the first Business Day following the date of such termination in the case of a termination by Parent pursuant to Section 6.4(b), and (3) with respect to a termination pursuant to Section 6.2(a), the Termination Expenses (as defined below) shall be paid in immediately available funds to the account or accounts designated by Parent (I) concurrently with and as a condition to any such termination effected by the Company and (II) on the first Business Day following any such termination effected by Parent, in each case whether or not an event described in Section 6.5(c)(ii)(B) occurs, and the termination fee (less any Termination Expenses previously paid) shall be due and payable on the first Business Day after the first to occur of the events referred to in clause (B) of Section 6.5(c)(ii). For the avoidance of doubt, the Company shall not be required to pay a termination fee or the Termination Expenses pursuant to more than one clause of this Section 6.5(c). For purposes of this Section 6.5(c), “Acquisition Proposal” shall have the meaning ascribed thereto in Section 4.3(f) except that references in Section 4.3(f) to “20%” shall be replaced by “40%”. As used herein, “Termination Expenses” means Parent’s out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (including all attorneys’, accountants’ and investment bankers’ fees and expenses), but not to exceed $3,750,000.

(d) The Company acknowledges that the agreements contained in this Section 6.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement.

SECTION 6.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that each of Parent and the Company shall pay one-half of the costs and expenses incurred in connection with obtaining the necessary approvals under the HSR Act and any applicable Insurance Laws.

SECTION 6.7. Amendment. This Agreement may be amended by Parent, Merger Sub and the Company at any time prior to the Effective Time; provided, however, that after approval of the Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without further shareholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

SECTION 6.8. Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable Law and subject to Section 6.7, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company’s shareholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

ARTICLE VII

GENERAL PROVISIONS

SECTION 7.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article VII.

SECTION 7.2. Notices. Other than as expressly set forth in this Agreement, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) (i) when delivered, if delivered in Person, (ii) when sent, if sent by facsimile provided that the facsimile is promptly confirmed by telephone or electronic mail, (iii) five (5) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (iv) one (1) Business Day after sending, if sent by overnight delivery, in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company:

The Midland Company

7000 Midland Boulevard

Amelia, Ohio 45102-2607

Attention: Michael L. Flowers, Esq.

Facsimile: 513-943-0572

with an additional copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Donald A. Stern, Esq.

                 Christopher E. Austin, Esq.

Facsimile: 212-225-3999

and

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

Attention: F. Mark Reuter, Esq.

Facsimile: 513-579-6457

(b)	if to Parent or Merger Sub:

Munich-American Holding Corporation

555 College Road East

Princeton, NJ

Attention: General Counsel

Facsimile: 609-243-4295

with an additional copy (which shall not constitute notice) to:

Dewey & LeBoeuf LLP

125 West 55th Street

New York, NY 10019

Attention: James R. Dwyer, Esq.

                 Theodore La Pier, Esq.

Facsimile: 212-424-8500

Any party may change the address to which notices, claims, demands and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth herein.

SECTION 7.3. Certain Definitions. For purposes of this Agreement, the term:

(a) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

(b) “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act (and the term “beneficially owned” or “owns beneficially” shall have a correlative meaning);

(c) “Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in New York or Ohio are authorized or obligated by law to be closed for regular banking business;

(d) “Company Material Adverse Effect” means any material adverse effect on (i) the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company, on or before the Outside Date, to perform its obligations under this Agreement that are required to be performed on or before the Outside Date or to consummate the transactions contemplated by this Agreement to be consummated on or before the Outside Date; provided, however, that, in the case of clause (i) only, changes, effects, events or occurrences shall not be deemed to constitute or contribute to a Company Material Adverse Effect to the extent resulting from (1) changes in general economic, political or financial market conditions or changes that are results of acts of war, armed hostilities or terrorism, (2) the announcement or pendency of this Agreement or the transactions contemplated hereby, (3) change in applicable Laws or GAAP or SAP or the interpretations thereof; (4) changes that are a result of factors generally affecting the insurance and insurance services industries or the admiralty shipping industries in the geographic areas in which the Company and its Subsidiaries operate; (5) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement; (6) effects of natural disasters on the insurance business of the Company and its Subsidiaries; (7) changes in trading price of the Company Common Stock or the failure to meet financial forecasts or estimates (whether internal or published analyst estimates), in and of themselves (provided, that the underlying cause of any such change or failure shall not be excluded from the determination of a Company Material Adverse Effect by virtue of this clause (7)); or (8) any litigation arising from allegations of a breach of fiduciary duty or allegations of other violations of applicable Law relating to this Agreement or the transactions contemplated hereby; and provided, further that notwithstanding the foregoing, any matter described in clauses (1), (3) and (4) above shall not be excluded from the determination of a Company Material Adverse Effect to the extent that such matter disproportionately affects the Company or the Company’s Subsidiaries as compared to other Persons engaged in the insurance and insurance services industries or the admiralty shipping industries, as appropriate, in the geographic areas in which the Company and its Subsidiaries operate or in similar geographic areas;

(e) “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(f) “GAAP” means United States generally accepted accounting principles;

(g) “knowledge” means, with respect to the Company or its Subsidiaries, the actual knowledge of the individuals listed in Section 7.3(g) of the Company Disclosure Schedule;

(h) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(i) “SAP” means statutory accounting practices prescribed or permitted by the Governmental Entity charged with the supervision of insurance companies of the applicable Company Insurance Subsidiary’s jurisdiction of domicile; and

(j) “Subsidiary” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, voting stock or other equity interests having ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other legal entity.

SECTION 7.4. Severability. If any term or other provision of this Agreement, or the application thereof to any Person or circumstance, is invalid, illegal or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby and the provisions of this Agreement are agreed to be severable, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.5. Entire Agreement; Assignment. This Agreement and all exhibits hereto, the Company Disclosure Schedule, Parent Disclosure Schedule, the Confidentiality Agreement and other documents and instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and undertakings (other than those contained in the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement and each party’s respective rights, interest or obligations hereunder may not be assigned (other than by operation of law) at any time except as expressly set forth herein without the prior written consent of the other party, except that the Parent may assign its rights hereunder to a direct or indirect wholly owned Subsidiary (provided that no such assignment shall relieve Parent from any obligation or liability under this Agreement).

SECTION 7.6. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party hereto. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto or their successors or permitted assignees) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the rights, benefits and remedies granted to the Indemnified Parties under Section 4.5.

SECTION 7.7. Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, governed by and construed in accordance with, the laws of the State of New York, without giving effect to the choice of law principles thereof except to the extent that the law of the State of Ohio is mandatorily applicable to the Merger.

SECTION 7.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 7.9. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile transmission or otherwise) by all of the other parties hereto.

SECTION 7.10. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of New York located in New York County or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in New York City, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the jurisdiction of the courts of the County and State of New York or any court of the United States located in New York City in the event any dispute arises out of the interpretation and enforcement of the provisions of this Agreement or any of the transactions contemplated by this Agreement, (ii) hereby waives and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and (iii) irrevocably agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of New York or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in New York City.

SECTION 7.11. Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT

HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.

SECTION 7.12. Interpretation. When reference is made in this Agreement to a Section, exhibit or schedule, such reference shall be to a Section, exhibit or schedule of this Agreement unless otherwise indicated. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including any exhibits hereto and schedules delivered herewith) and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 7.13. FIRPTA. In connection with the consummation of the Merger, the Company will take such action as may be necessary to permit compliance by the parties with Section 1445 of the Internal Revenue Code of 1986, as amended.

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MUNICH-AMERICAN HOLDING CORPORATION

By:	/s/ Robin H. Willcox
Name: Robin H. Willcox
Title: Senior VP, General Counsel & Secretary

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MONUMENT CORPORATION

By:	/s/ Robin H. Willcox
Name: Robin H. Willcox
Title: Senior VP, General Counsel & Secretary

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE MIDLAND COMPANY

By:	/s/ John W. Hayden
Name: John W. Hayden
Title: Chief Executive Officer

64